Exhibit 99

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors of Magellan GP, LLC

General Partner of Magellan Midstream Partners, L.P.

We have audited the accompanying consolidated balance sheets of Magellan GP, LLC as of December 31, 2004 and 2003. The consolidated balance sheets are the responsibility of the Company’s management. Our responsibility is to express an opinion on the consolidated balance sheets based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated balance sheets are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate for the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the balance sheets, assessing the accounting principles used and significant estimates made by management, and evaluating the overall balance sheet presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated balance sheets referred to above present fairly, in all material respects, the consolidated financial position of Magellan GP, LLC at December 31, 2004 and December 31, 2003 in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP

Tulsa, Oklahoma

March 7, 2005

MAGELLAN GP, LLC

CONSOLIDATED BALANCE SHEETS

(In thousands)

	December 31,
	2003	2004
ASSETS
Current assets:
Cash and cash equivalents	$111,357	$29,833
Restricted cash	8,223	5,847
Marketable securities	—	87,802
Accounts receivable (less allowance for doubtful accounts of $319 and $556 at December 31, 2003 and 2004, respectively)	19,615	35,631
Other accounts receivable	14,579	36,777
Affiliate accounts receivable	13,729	1,624
Inventory	17,282	43,397
Other current assets	3,941	6,385

Total current assets	188,726	247,296
Property, plant and equipment, at cost	1,587,489	2,125,946
Less: accumulated depreciation	204,715	257,188

Net property, plant and equipment	1,382,774	1,868,758
Equity investments	—	25,084
Goodwill	10,014	9,964
Other intangibles (less amortization of $911 and $2,211 at December 31, 2003 and 2004, respectively)	11,417	10,118
Long-term affiliate receivables	12,402	—
Long-term receivables	8,867	56,063
Debt placement costs (less accumulated amortization of $1,550 and $2,877 at December 31, 2003 and 2004, respectively)	5,937	8,849
Other noncurrent assets	3,113	5,641

Total assets	$1,623,250	$2,231,773

LIABILITIES AND OWNERS’ EQUITY
Current liabilities:
Accounts payable	$21,199	$20,394
Outstanding checks	6,961	—
Affiliate payroll and benefits	15,077	19,275
Accrued taxes other than income	14,286	16,632
Accrued interest payable	8,196	9,860
Environmental liabilities	12,243	33,160
Deferred revenue	10,868	12,958
Accrued product purchases	11,585	17,313
Product shortage liability	—	7,507
Current portion of long-term debt	900	15,490
Other current liabilities	5,616	13,664

Total current liabilities	106,931	166,253
Long-term debt	580,017	796,980
Long-term affiliate pension and benefits	13,708	15,814
Other deferred liabilities	11,290	45,986
Environmental liabilities	12,861	26,353
Minority interest	558,587	999,161
Commitments and contingencies
Owners’ equity	340,146	183,148
Accumulated other comprehensive loss	(290)	(1,922)

Total liabilities and owners’ equity	$1,623,250	$2,231,773

See accompanying notes.

MAGELLAN GP, LLC

NOTES TO CONSOLIDATED BALANCE SHEETS

1.	Organization and Presentation

Magellan Midstream Partners, L.P. (the “Partnership”) a Delaware master limited partnership was formed in August 2000, as Williams Energy Partners L.P., to own, operate and acquire a diversified portfolio of complementary energy assets. The Williams Companies, Inc. (“Williams”) formed Williams Energy Partners L.P. by contributing entities under its common control into the Partnership. Williams Energy Partners L.P. was renamed Magellan Midstream Partners, L.P. effective September 1, 2003. Magellan GP, LLC, (the “General Partner”) a Delaware limited liability company, formerly WEG GP LLC, serves as the Partnership’s general partner and owns a 2% general partner interest.

Magellan GP, LLC (“Successor”), formerly WEG GP LLC (“Predecessor”), was acquired by Magellan Midstream Holdings, L.P. (“MMH”) on June 17, 2003, (see Note 3 – Acquisition of the Partnership in June 2003) in a purchase business combination recorded under the “push-down” method of accounting, which resulted in a new basis of accounting for the Successor period beginning June 17, 2003. WEG GP LLC was renamed Magellan GP, LLC effective September 1, 2003.

Magellan GP, LLC’s ownership in the Partnership is a 2% general partner interest. However, because MMH owns 100% of Magellan GP, LLC and both entities are under common control, the minority interest liability on Magellan GP, LLC’s balance sheet reflect the outside ownership interest of the Partnership, which was 61.2% at December 31, 2003 and 77.3% at December 31, 2004.

2.	Description of Businesses

Magellan GP, LLC serves as managing general partner for the Partnership. The Partnership owns and operates a petroleum products pipeline system, petroleum products terminals and an ammonia pipeline system.

Petroleum Products Pipeline System

The Partnership’s petroleum products pipeline system includes 8,500 miles of pipeline and 43 terminals that provide transportation, storage and distribution services. The Partnership acquired approximately 2,000 miles of the pipeline system from Shell Pipeline Company LP and Equilon Enterprises LLC doing business as Shell Oil Products US (collectively “Shell”) during 2004. See Note 6 – Acquisitions for a discussion of our acquisition of these assets. The petroleum products pipeline system covers a 13-state area extending from Texas through the Midwest to Colorado, Illinois, Minnesota and North Dakota. The products transported on this pipeline system are primarily gasoline, diesel fuels, LPGs and aviation fuels. Product originates on the system from direct connections to refineries and interconnects with other interstate pipelines for transportation and ultimate distribution to retail gasoline stations, truck stops, railroads, airlines and other end-users. The Partnership also acquired an ownership interest in Osage Pipeline Company, LLC (“Osage Pipeline”) during 2004. This system includes the 135-mile Osage pipeline, which transports crude oil from Cushing, Oklahoma to El Dorado, Kansas and has connections to National Cooperative Refining Association’s (“NCRA”) refinery in McPherson, Kansas and the Frontier refinery in El Dorado, Kansas. The petroleum products management operation acquired by the Partnership during July 2003 is also included in the petroleum products pipeline system segment.

Petroleum Products Terminals

Most of the Partnership’s petroleum products terminals are strategically located along or near third-party pipelines or petroleum refineries. The petroleum products terminals provide a variety of services such as distribution, storage, blending, inventory management and additive injection to a diverse customer group including governmental customers and end-users in the downstream refining, retail, commercial trading, industrial and petrochemical industries. Products stored in and distributed through the petroleum products terminal network include refined petroleum products, blendstocks and heavy oils and feedstocks. The terminal network consists of marine terminals and inland terminals. In October 2004, we acquired certain pipeline and terminalling assets from Shell (see Note 6 – Acquisitions). Part of that transaction included a terminal in East Houston, Texas, which is included in the Partnership’s petroleum products terminals segment, increasing the number of marine terminals it operates from five to six. Five of the marine terminals are located along the Gulf Coast and one marine terminal is located in Connecticut near the New York harbor. As of December 31, 2004, the Partnership owned 29 inland terminals located primarily in the southeastern United States.

Ammonia Pipeline System

The ammonia pipeline system consists of an ammonia pipeline and six company-owned terminals. Shipments on the pipeline primarily originate from ammonia production plants located in Borger, Texas and Enid and Verdigris, Oklahoma for transport to terminals throughout the Midwest. The ammonia transported through the system is used primarily as nitrogen fertilizer.

MAGELLAN GP, LLC

NOTES TO CONSOLIDATED BALANCE SHEETS—(Continued)

3.	Acquisition of the Partnership in June 2003

On June 17, 2003, Williams sold its ownership of 1,079,694 common units, 5,679,694 subordinated units and 7,830,924 class B common units of the Partnership and all of the membership interests of Magellan GP, LLC to MMH. These units and the membership interests of Magellan GP, LLC represented a combined ownership interest in the Partnership of 54.6% at that time. MMH paid Williams approximately $509.9 million on the closing date. The acquisition also included the following additional payments and liabilities and assets assumed by MMH and Magellan GP, LLC:

•	A second payment of $1.9 million, in August 2003, based on the amount of the first regular quarterly cash distribution received by MMH;

•	A third payment, based on a percentage of the net proceeds in excess of $37.50 per unit from the sale, if any, by MMH of the first 5,000,000 common units or class B common units after June 17, 2003, up to a maximum payment of $20.0 million. MMH sold 4,300,000 common units of the Partnership on December 24, 2003 and remitted $20.0 million of the proceeds from that sale to Williams;

•	MMH’s assumption on June 17, 2003, of the obligations of Williams Energy Services, LLC, a subsidiary of Williams, to indemnify Magellan GP, LLC, the Partnership and the Partnership’s subsidiaries for certain environmental remediation obligations in an aggregate amount of up to approximately $21.9 million. The Partnership’s environmental indemnities with Williams were still in effect at that time; however, MMH became responsible for certain identified environmental matters up to approximately $21.9 million. MMH assumed this obligation as part of its negotiations with Williams and reduced the purchase price it paid for Williams’ ownership interest in the Partnership. If MMH’s costs associated with these environmental obligations and other Williams indemnities are less than $21.9 million, MMH will be required to remit the difference to Williams; and

•	In May 2004, Magellan GP, LLC entered into an agreement with Williams under which Williams agreed to pay the Partnership $117.5 million to release Williams from environmental and certain other indemnifications (see Note 17 – Commitments and Contingencies for further discussions of this matter). As a part of this transaction, Magellan GP, LLC reduced its step-up in basis of the Partnership by $61.8 million.

Allocation of Purchase Price

Magellan GP, LLC recorded a step-up in basis of the assets of the Partnership as a result of MMH’s purchase of Williams’ ownership interests in the Partnership. MMH’s initial payment to Williams of $509.9 million and its second and third payments of $1.9 million in August 2003 and $20.0 million in December 2003, respectively, are reflected in the purchase price. Additionally, Magellan GP, LLC reduced its step-up in basis of the Partnership by $61.8 million as a result of its environmental indemnification settlement with Williams. The step-up in basis of the assets of the Partnership includes adjustments to reflect the fair market value for MMH’s 54.6% proportional ownership interest in the asset and liabilities of the Partnership. The purchase price was as follows (in millions):

Purchase Price:
Cash paid	$531.8
Transaction costs paid	3.2

Total purchase price	$535.0

MAGELLAN GP, LLC

NOTES TO CONSOLIDATED BALANCE SHEETS—(Continued)

The following is a condensed balance sheet immediately following the closing of the acquisition on June 17, 2003 giving effect to all of the purchase price adjustments discussed above (in thousands):

As of June 17, 2003
Assets:
Cash End cash equivalents	$81,556
Restricted cash	5,497
Accounts and other accounts receivable net	41,403
Other current assets	11,545

Total current assets	140,001
Property, plant and equipment	1 342,388
Other noncurrent assets	95,844

Total assets	1,578,233
Liabilities:
Accounts payable	17,398
Accrued taxes other than income	12,495
Accrued payroll and benefits	13,688
Other current liabilities	38,373

Total current liabilities	81,954
Long-term debt	582,243
Other noncurrent liabilities	37,049

Total liabilities	701,246

Minority interest liability	342,325
Other comprehensive income	(324)

Net investment in the Partnership	$534,986

The following agreements were executed in conjunction with Williams’ sale of the Partnership:

ATLAS 2000 Agreement

An affiliate of Williams assigned its rights to and interest in the ATLAS 2000 software system and associated hardware to the Partnership.

Services Agreement

Prior to June 17, 2003, the Partnership had been a party to a services agreement with Williams and its affiliates whereby Williams and its affiliates agreed to perform specified services, including providing necessary employees to operate the Partnership’s assets. On June 17, 2003, Williams exercised its right to terminate this services agreement effective September 15, 2003. During a transition period after June 17, 2003, the employees that managed the Partnership’s operations continued to be employees of Williams and its affiliates and, until the employees were transferred to MMH, provided services to the Partnership under a transition services agreement (“TSA”) entered into as a part of the sales transaction between Williams and MMH. Under the provisions of the TSA, Williams was to provide specified technical, commercial, information system and administrative services to the Partnership for a monthly fee. The Williams’ employees assigned to the Partnership were transferred to MMH on or before January 1, 2004.

On June 17, 2003, the Partnership entered into a new services agreement with MMH pursuant to which MMH agreed to perform specified services, including providing necessary employees to operate the Partnership’s assets after the transition period described above. In return, the Partnership agreed to reimburse MMH for its direct and indirect expenses incurred in providing these services, subject to the limitations on reimbursement of general and administrative (“G&A”) expenses discussed under the New Omnibus Agreement section below. MMH has the right to terminate its obligations under this new services agreement upon 90 days written notice.

New Omnibus Agreement

Also, in conjunction with the sale of Williams’ interests in the Partnership, MMH, Williams and certain of Williams’ affiliates entered into a new Omnibus Agreement, the terms of which include the items listed below:

•	Williams and certain of its affiliates agreed to indemnify the Partnership for covered environmental losses related to assets operated by the Partnership at the time of its initial public offering date (February 9, 2001). This indemnification was settled with Williams during 2004. See Note 17 – Commitments and Contingencies for a discussion of the indemnification settlement.

MAGELLAN GP, LLC

NOTES TO CONSOLIDATED BALANCE SHEETS—(Continued)

•	Williams and certain of its affiliates have indemnified the Partnership for right-of-way defects or failures in the ammonia pipeline easements for 15 years after February 9, 2001. Williams and certain of its affiliates also indemnified the Partnership for right-of-way defects or failures associated with the marine terminals at Galena Park and Corpus Christi, Texas and Marrero, Louisiana for 15 years after February 9, 2001.

•	MMH agreed to reimburse the Partnership for G&A expenses subject to certain limitations. See Note 12 – Related Party Transactions for a discussion of the G&A expense limitations and the reimbursement amounts to the Partnership by MMH.

Other Matters

•	As part of its negotiations with Williams, MMH assumed Williams’ obligations to the Partnership for $21.9 million of environmental indemnification liabilities.

•	Upon the closing of the transaction, MMH, as the sole member of Magellan GP, LLC, entered into the Second Amendment to Limited Liability Company Agreement of Magellan GP, LLC, which, among other matters, provided for the single-member status of Magellan GP, LLC as of June 17, 2003. Also, upon the closing of the transaction, the Board of Directors of Magellan GP, LLC and MMH adopted the Third Amendment to Limited Liability Company Agreement of the General Partner, which, among other provisions, requires Magellan GP, LLC to obtain the prior approval of MMH before taking certain actions that would have or would reasonably be expected to have a direct or indirect material affect on MMH’s membership interest in Magellan GP, LLC. Examples of the types of matters discussed in the previous sentence are: (i) commencement of any action relating to bankruptcy or bankruptcy-related matters by the Partnership, (ii) mergers, consolidations, recapitalization or similar transactions involving the Partnership, (iii) the sale, exchange or other transfer of assets not in the ordinary course of business of a substantial portion of the Partnership’s assets, (iv) dissolution or liquidation of the Partnership, (v) material amendments of the partnership agreement, and (vi) a material change in the amount of the quarterly distribution made on the Partnership’s common units or the payment of a material extraordinary distribution.

•	Upon closing of the transaction, Williams made certain indemnifications to the Partnership, some of which were settled during 2004. See Note 17 – Commitments and Contingencies for a discussion of the indemnification settlement.

MMH assumed sponsorship of the Magellan Pension Plan for PACE Employees (“Union Pension Plan”), previously named the Williams Pipe Line Company Pension Plan for Hourly Employees, upon transfer of the union employees from Williams to MMH on January 1, 2004. The Partnership is required to reimburse MMH for its obligations associated with the post-retirement medical and life benefits for qualifying individuals assigned to the Partnership’s operations.

4.	Summary of Significant Accounting Policies

Basis of Presentation

At December 31, 2003 and 2004, Magellan GP, LLC had an effective ownership in the Partnership of 38.8% and 22.7%, respectively. This effective ownership was derived through its 2.0% general partner ownership, which gives it control of the Partnership, and its affiliates, who owned 36.8% of the limited partnership interests at December 31, 2003 and 20.7% of the limited partnership interests at December 31, 2004. The Partnership is fully consolidated in Magellan GP, LLC’s balance sheet.

The consolidated balance sheet includes the petroleum products pipeline system, the petroleum products terminals and the ammonia pipeline system. The Partnership owns varying undivided interests in some of the petroleum products terminals. From inception, ownership of these terminals has been structured as an ownership of an undivided interest in assets, not as an ownership interest in a partnership, limited liability company, joint venture or other form of entity. Each owner controls marketing and invoicing separately, and each owner is responsible for any loss, damage or injury that may occur to their own customers. As a result, Magellan GP, LLC applies proportionate consolidation for its interests in these assets.

MAGELLAN GP, LLC

NOTES TO CONSOLIDATED BALANCE SHEETS—(Continued)

Use of Estimates

The preparation of Magellan GP, LLC’s consolidated balance sheets in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities that exist at the date of our consolidated financial statements, as well as the reported amounts of revenue and expense during the reporting periods. Actual results could differ from those estimates.

Regulatory Reporting

The Partnership’s petroleum products pipelines are subject to regulation by the Federal Energy Regulatory Commission (“FERC”), which prescribes certain accounting principles and practices for the annual Form 6 Report filed with the FERC that differ from those used in these financial statements. Such differences relate primarily to capitalization of interest, accounting for gains and losses on disposal of property, plant and equipment and other adjustments. Magellan GP, LLC follows generally accepted accounting principles (“GAAP”) where such differences of accounting principles exist.

Cash Equivalents

Cash and cash equivalents include demand and time deposits and other highly marketable securities with original maturities of three months or less when acquired.

Marketable Securities

Marketable securities consist of highly liquid debt securities with a maturity of greater than three months when purchased. Investments are classified in accordance with the provisions of Statement of Financial Accounting Standards (“SFAS”) No. 115, “Accounting for Certain Investments in Debt and Equity Securities”. Marketable securities are classified as “available-for-sale” and are reported at fair value with related unrealized gains and losses in the value of such securities recorded as a component of owners’ equity until realized. There were no unrealized gains or losses on marketable securities at December 31, 2004.

At December 31, 2004, marketable securities, determined on a specific identification method, were $87.8 million, which consisted of $55.6 million of auction-rate preferred securities and $32.2 million of asset-backed notes. Interest rates on these AAA-rated securities are set in auction every 7 to 28 days, limiting the Partnership’s exposure to interest rate risk. These securities had various maturities, most of which were greater than 10 years.

Inventory Valuation

Inventory is comprised primarily of refined petroleum products, natural gas liquids and additives, which are stated at the lower of average cost or market.

Trade Receivables and Allowance for Doubtful Accounts

Trade receivables represent valid claims against non-affiliated customers and are recognized when products are sold or services are rendered. The Partnership extends credit terms to certain customers based on historical dealings and to other customers after a review of various credit indicators, including the customers’ credit rating. An allowance for doubtful accounts is established for all or any portion of an account where collections are considered to be at risk and reserves are evaluated no less than quarterly to determine their adequacy. Judgments relative to at-risk accounts include the customers’ current financial condition, the customers’ historical relationship with the Partnership and current and projected economic conditions. Trade receivables are written off when the account is deemed uncollectible.

Property, Plant and Equipment

Property, plant and equipment consist primarily of pipeline, pipeline-related equipment, storage tanks and terminal facility equipment and are stated at cost or, upon acquisition of a business, at the fair value of the assets acquired.

MAGELLAN GP, LLC

NOTES TO CONSOLIDATED BALANCE SHEETS—(Continued)

On April 11, 2002, the Partnership acquired all of the membership interests of Magellan Pipeline Company, L.P. (“Magellan Pipeline”), formerly Williams Pipe Line Company, LLC for approximately $1.0 billion. Because Magellan Pipeline was an affiliate of the Partnership at the time of the acquisition, the transaction was between entities under common control and, as such, was accounted for similarly to a pooling of interests. Accordingly, Magellan GP, LLC’s consolidated balance sheets and notes reflect the combined financial position of the petroleum products terminals, ammonia pipeline system and Magellan Pipeline throughout the periods presented.

Assets are depreciated individually on a straight-line basis over their useful lives. The Partnership assigns these lives based on reasonable estimates when the asset is placed into service. Subsequent events could cause changes to these estimates, which would impact the future calculation of depreciation expense. The depreciation rates for most of the Partnership’s pipeline assets are approved and regulated by the FERC. Assets with the same useful lives and similar characteristics are depreciated using the same rate. The individual components of certain assets, such as tanks, are grouped together into a composite asset. Those assets are depreciated using a composite rate. The range of depreciable lives by asset category is detailed in Note 8 – Property, Plant & and Equipment.

The cost of property, plant and equipment sold or retired and the related accumulated depreciation is removed from the accounts and any associated gains or losses are recorded in the income statement in the period of sale or disposition.

Expenditures to replace existing assets are capitalized and the replaced assets are removed from the accounts. Expenditures associated with existing assets are capitalized when they improve the productivity or increase the useful life of the asset. Expenditures for maintenance, repairs and minor replacements are charged to operating expense in the period incurred. The Partnership capitalizes direct costs such as labor and materials as incurred. Indirect project costs, such as overhead, are capitalized based on a percentage of direct labor charged to the respective capital project. The Partnership capitalizes interest for capital projects with expenditures over $0.5 million and which require three months or longer to complete.

Goodwill and Other Intangible Assets

Magellan GP, LLC has adopted SFAS No. 142, “Goodwill and Other Intangible Assets.” In accordance with this Statement, beginning on January 1, 2002, goodwill, which represents the excess of cost over fair value of assets of businesses acquired, is no longer amortized but is evaluated periodically for impairment. Goodwill at December 31, 2004 and 2003 was $10.0 million. The determination of whether goodwill is impaired is based on management’s estimate of the fair value of the Partnership’s reporting units as compared to their carrying values. Critical assumptions used in management’s estimates included: (i) time horizon of 20 years, (ii) revenue growth of 2.5% per year and expense growth of 3.0% per year, except for depreciation expense growth of 1% per year, (iii) weighted-average cost of capital of 9.0% based on assumed cost of debt of 6%, assumed cost of equity of 12.0% and a 50%/50% debt-to-equity ratio, and (iv) 8 times EBITDA multiple for terminal value. Magellan GP, LLC selected October 1 as its impairment measurement test date and has determined that its goodwill was not impaired as of October 1, 2003 or 2004. If an impairment were to occur, the amount of the impairment recognized would be determined by subtracting the implied fair value of the reporting unit goodwill from the carrying amount of the goodwill.

Judgments and assumptions are inherent in management’s estimates used to determine the fair value of the Partnership’s operating segments. The use of alternate judgments and assumptions could result in the recognition of different levels of impairment charges in the financial statements.

Impairment of Long-Lived Assets

In January 2002, Magellan GP, LLC adopted SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.” In accordance with this Statement, the Partnership evaluates its long-lived assets of identifiable business activities, other than those held for sale, for impairment when events or changes in circumstances indicate, in management’s judgment, that the carrying value of such assets may not be recoverable. The determination of whether impairment has occurred is based on management’s estimate of undiscounted future cash flows attributable to the assets as compared to the carrying value of the assets. If an impairment were to occur, the amount of the impairment recognized would be calculated as the excess of the carrying amount of the asset over the fair value of the assets, as determined either through reference to similar asset sales or by estimating the fair value using a discounted cash flow approach.

MAGELLAN GP, LLC

NOTES TO CONSOLIDATED BALANCE SHEETS—(Continued)

Long-lived assets to be disposed of through sales of assets meeting specific criteria are classified as “held for sale” and are recorded at the lower of their carrying value or the estimated fair value less the cost to sell. Until the assets are disposed of, an estimate of the fair value is re-determined when related events or circumstances change.

Judgments and assumptions are inherent in management’s estimate of undiscounted future cash flows used to determine recoverability of an asset and the estimate of an asset’s fair value used to calculate the amount of impairment to recognize. The use of alternate judgments and assumptions could result in the recognition of different levels of impairment charges used in determining the balance sheet amounts.

Lease Financings

Direct financing leases are accounted for such that the minimum lease payments plus the unguaranteed residual value accruing to the benefit of the lessor is recorded as the gross investment in the lease. The cost or carrying amount of the leased property is recorded as unearned income. The net investment in the lease is the difference between the gross investment and the associated unearned income.

Debt Placement Costs

Costs incurred for debt borrowings are capitalized as paid and amortized over the life of the associated debt instrument using the effective interest method. When debt is retired before its scheduled maturity date, the Partnership writes-off any remaining placement costs associated with that debt.

Capitalization of Interest

Interest on borrowed funds is capitalized on projects during construction based on the approximate average interest rate of the Partnership’s debt. The Partnership capitalizes interest on all construction projects requiring three months or longer to complete with total costs exceeding $0.5 million. Capitalized interest for the years ended December 31, 2003 and 2004 was $0.1 million and $0.4 million, respectively.

Pension and Post-Retirement Medical and Life Benefit Obligations

At December 31, 2003, Magellan GP, LLC recognized affiliate pension and post-retirement medical and life obligations associated with Williams personnel, assigned to the Partnership’s operations and became employees of MMH on or before January 1, 2004. Beginning January 1, 2004, MMH has maintained defined benefit plans and a defined contribution plan, which provide retirement benefits to substantially all of its employees (See Note 11–Employee Benefit Plans). The pension and post-retirement medical and life balances represent the funded status of the present value of benefit obligations net of unrecognized prior service costs/credits and unrecognized actuarial gains/losses.

Paid-Time Off Benefits

Affiliate liabilities for paid-time off benefits are recognized for all employees performing services for the Partnership when earned by those employees. The Partnership recognized paid-time off liabilities of $5.5 million and $6.2 million at December 31, 2003 and 2004, respectively. These balances represented the amount of remaining vested paid-time off benefits of employees who support the Partnership. Affiliate liabilities for paid-time off are reflected in the accrued affiliate payroll and benefits balances of the consolidated balance sheets.

Derivative Financial Instruments

The Partnership accounts for hedging activities in accordance with SFAS 133, “Accounting for Financial Instruments and Hedging Activities”, SFAS No. 138, “Accounting for Certain Derivative Instruments and Certain Hedging Activities, an amendment of FASB Statement No. 133” and SFAS No. 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities”. These statements establish accounting and reporting standards requiring that derivative instruments be recorded on the balance sheet at fair value as either assets or liabilities.

For those instruments that qualify for hedge accounting, the accounting treatment depends on each instrument’s intended use and how it is designated. Derivative financial instruments qualifying for hedge accounting treatment can generally be divided into two categories: (1) cash flow hedges and (2) fair value hedges. Cash flow hedges are entered into to hedge the variability in cash flows related to a forecasted transaction. Fair value hedges are entered into to hedge the value of a recognized asset or liability. At

MAGELLAN GP, LLC

NOTES TO CONSOLIDATED BALANCE SHEETS—(Continued)

inception of a hedged transaction, the Partnership documents the relationship between the hedging instrument and the hedged item, the risk management objectives and the methods used for assessing and testing correlation and hedge effectiveness. The Partnership also assesses, both at the inception of the hedge and on an on-going basis, whether the derivatives that are used in the Partnership’s hedging transactions are highly effective in offsetting changes in cash flows or fair value of the hedge item. Furthermore, the Partnership assesses the creditworthiness of the counterparties to manage against the risk of default. If the Partnership determines that a derivative, originally designed as a cash flow or fair value hedge, is no longer highly effective as a hedge, the Partnership discontinues hedge accounting prospectively by including changes in the fair value of the derivative in current earnings.

Derivatives that qualify for and for which the Partnership designates as a normal purchases and sales are exempted from the fair value accounting requirements of SFAS No.’s 133, 138 and 149 and are accounted for using traditional accrual accounting.

The Partnership generally reports gains, losses and any ineffectiveness from interest rate derivatives in its results of operations separately. The Partnership recognizes the effective portion of hedges against changes in interest rates as adjustments to other comprehensive income. The Partnership records the non-current portion of unrealized gains or losses associated with fair value hedges on long-term debt as adjustments to long-term debt on the balance sheet with the current portion recorded as adjustments to interest expense.

Legal Costs

The Partnership is subject to litigation, regulatory proceedings and other legal matters as the result of its business operations and transactions. The Partnership utilizes both internal and external counsel in evaluating its potential exposure to adverse outcomes from orders, judgments or settlements. To the extent that actual outcomes differ from estimates made by the Partnership or additional facts and circumstances cause the Partnership to revise its estimates, the Partnership’s earnings will be affected. When the Partnership identifies specific litigation that is expected to continue for a period of time and is expected to require substantial expenditures, the Partnership identifies a range of possible costs, including outside legal costs, to litigate the matter to a conclusion or reach an acceptable settlement. If no amount within this range is a better estimate than any other amount, the Partnership records a liability equal to the low end of the range. The Partnership revises its contingent litigation and other legal liabilities on at least a quarterly basis.

Unit-Based Incentive Compensation Awards

Magellan GP, LLC has issued incentive awards of phantom units of the Partnership to certain employees of MMH who support the Partnership. These awards are accounted for using the intrinsic value method prescribed in Accounting Principles Board (“APB”) Opinion No. 25 “Accounting for Stock Issued to Employees”. Since the grant price of the incentive unit awards made by Magellan GP, LLC is less than the market price of the underlying units, the Partnership recognizes compensation expense associated with these awards. Compensation cost is recognized over the vesting period of the awards based on either the current market value of the Partnership’s common units at each period end or the market price of the common units at the measurement date, whichever is appropriate. The measurement date for determining compensation costs is the first date on which the Partnership knows both: (1) the number of units that an employee is entitled to receive and (2) the purchase price.

Certain unit awards include performance and other provisions, which can result in payouts to the recipients of from zero up to double the amount of the award. Additionally, certain awards are also subject to personal and other performance components which could increase or decrease the number of units to be paid out by as much as 40%. Judgments and assumptions of the final award payouts are inherent in the accruals the Partnership records for unit-based incentive compensation. The use of alternate judgments and assumptions could result in the recognition of different levels of unit-based incentive compensation liabilities recognized in the balance sheets.

Environmental

Environmental expenditures that relate to current or future revenues are expensed or capitalized based upon the nature of the expenditures. Expenditures that relate to an existing condition caused by past operations that do not contribute to current or future revenue generation are expensed. Liabilities are recorded when environmental assessments are probable and the costs can be reasonably estimated. Environmental liabilities are recorded independently of any potential claim for recovery. Accruals related to environmental matters are generally determined based on site-specific plans for remediation, taking into account currently available facts, existing technologies and presently enacted laws and regulations. Accruals for environmental matters consider the Partnership’s prior remediation experience and include an estimate for costs such as fees paid to contractors and outside engineering, consulting and law firms. Furthermore, costs include compensation and benefit expense of internal employees directly involved in remediation efforts. The Partnership maintains selective insurance coverage, which may cover all or portions of certain environmental

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NOTES TO CONSOLIDATED BALANCE SHEETS—(Continued)

expenditures. Receivables are recognized in cases where the realization of reimbursements of remediation costs is considered probable

Management has determined that certain costs are covered by the indemnity settlement with Williams (see Note 17–Commitments and Contingencies). Management makes judgments on what is covered by the settlement and specifically allocate these costs to Magellan GP, LLC. As part of the indemnification settlement with Williams, the Partnership is receiving capital contributions from Magellan GP, LLC to cover these costs.

The determination of the accrual amounts recorded for environmental liabilities include significant judgments and assumptions made by management. The use of alternate judgments and assumptions could result in the recognition of different levels of environmental remediation liabilities in the balance sheets.

Income Taxes

Magellan GP, LLC is a partnership for income tax purposes and therefore is not subject to federal or state income taxes. Income taxes for Magellan GP, LLC are the responsibility of the owners of the Partnership.

Effective with the closing of the Partnership’s initial public offering on February 9, 2001, the Partnership was no longer a taxable entity for federal and state income tax purposes. Also, effective with its acquisition by the Partnership in April 2002, Magellan Pipeline was no longer a taxable entity for federal and state income tax purposes. Accordingly, for the petroleum products terminals and ammonia pipeline system operations, after the initial public offering, and for Magellan Pipeline after April 2002, no recognition has been given to income taxes for financial reporting purposes. The tax on Partnership net income is borne by the individual partners through the allocation of taxable income. Net income for financial statement purposes may differ significantly from taxable income of unitholders as a result of differences between the tax basis and financial reporting basis of assets and liabilities and the taxable income allocation requirements under the Partnership’s partnership agreement. The aggregate difference in the basis of the Partnership’s net assets for financial and tax reporting purposes cannot be readily determined because information regarding each partner’s tax attributes in the Partnership is not available to the Partnership.

Recent Accounting Standards

In December 2004 the Financial Accounting Standards Board (“FASB”) issued a revision to SFAS No. 123, “Share-Based Payment”, referred to as SFAS No. 123R. This Statement establishes accounting standards for transactions in which an entity exchanges its equity instruments for goods or services. This revision requires that all equity-based compensation awards to employees be recognized in the income statement based on their fair values, eliminating the alternative to use APB No. 25’s intrinsic value method. The Standard is effective as of the beginning of the first interim period that begins after June 15, 2005. This Statement applies to all awards granted after the required effective date but is not to be applied to awards granted in periods before the required effective date except to the extent that awards from prior periods are modified, repurchased or cancelled after the required effective date. Magellan GP, LLC intends to adopt the statement on July 1, 2005, using the modified prospective application method. Under the modified prospective method Magellan GP, LLC will be required to account for all equity-based incentive awards granted prior to June 30, 2005 using the fair value method as defined in SFAS No. 123 instead of its current methodology of using the intrinsic value method as defined in APB No. 25. Existing equity-based awards are stock appreciation rights, as defined in FASB Interpretation (“FIN”) No. 28. As such, compensation expense is recognized under APB No. 25/FIN No. 28 in much the same manner as that required under SFAS No. 123. Consequently, the initial adoption and application of SFAS No. 123R will not have a material impact on Magellan GP, LLC’s financial position.

In December 2004, the FASB issued SFAS No. 153 “Exchanges of Nonmonetary Assets, an Amendment of APB No. 29”. The guidance in APB No. 29, “Accounting for Nonmonetary Transactions”, is based on the principle that exchanges of nonmonetary assets should be measured based on the fair value of the assets exchanged. The guidance, however, included certain exceptions to that principle. This Statement amends APB No. 29 to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the

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NOTES TO CONSOLIDATED BALANCE SHEETS—(Continued)

exchange. This statement is effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. The initial adoption and application of SFAS No. 153 will not have a material impact on Magellan GP, LLC’s financial position.

In May 2004, the FASB issued FASB Staff Position (“FSP”) No. 106-2, “Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003 (“the Prescription Drug Act”)”. FSP No. 106-2 superseded FSP No. 106-1, issued in January 2004. FSP No. 106-2 provides accounting guidance for employers that sponsor postretirement health care plans who provide prescription drug benefits and receive the subsidy available under the Prescription Drug Act. FSP No. 106-2 also provides disclosure requirements about the effects of the subsidy for companies that offer prescription drug benefits. FSP No. 106-2 was effective on July 1, 2004 and did not have a material impact on Magellan GP, LLC’s financial position.

In December 2003, the FASB issued a revision to SFAS No. 132, “Employers’ Disclosures about Pensions and Other Post-Retirement Benefits”. This revision requires that companies provide more details about their plan assets, benefit obligations, cash flows, benefit costs and other relevant information. A description of investment policies and strategies and target allocation percentages, or target ranges, for these asset categories also are required in financial statements. Cash flows will include projections of future benefit payments and an estimate of contributions to be made in the next year to fund pension and other post-retirement benefit plans. In addition to expanded annual disclosures, the FASB is requiring companies to report the various elements of pension and other post-retirement benefit costs on a quarterly basis. The additional disclosure requirements of this Statement were effective for fiscal years ending after December 15, 2003.

In May 2003, the FASB issued SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity”. This Statement was effective for financial instruments entered into or modified after May 31, 2003, and otherwise was effective at the beginning of the first interim period beginning after June 15, 2003. This Statement establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It required that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). Many of those instruments were previously classified as equity. This statement had no impact on Magellan GP, LLC’s financial position.

In April 2003, the FASB issued SFAS No. 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities”. This Statement is effective for contracts entered into or modified after June 30, 2003, and for hedging relationships designated after June 30, 2003. In addition, all provisions of this Statement must be applied prospectively. This Statement amended and clarified financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities under FASB Statement No. 133, “Accounting for Derivative Instruments and Hedging Activities”. The application of this Statement did not have a material impact on Magellan GP, LLC’s financial position.

In April 2003, the FASB issued FIN No. 46, “Consolidation of Variable Interest Entities.” The interpretation included a new consolidation model, the variable interest model, which determines control and consolidation based on potential variability in gains and losses of the entity being evaluated for consolidation. FIN No. 46 requires that all entities, with limited exceptions, be evaluated to determine whether or not they are variable interest entities (“VIEs”). All VIEs then are evaluated for consolidation based on their variable interests. The party with the majority of the variability in gains and losses of the VIE is the VIE’s primary beneficiary and is required to consolidate the VIE. The interpretation’s provisions were effective for enterprises with variable interests in VIE’s created after January 31, 2003. The initial application of FIN No. 46 had no impact on Magellan GP, LLC’s financial position.

5.	Debt and Equity Offerings of the Partnership

In August 2003, the Partnership entered into a new credit facility and borrowed $90.0 million under that facility, which it used to repay the $90.0 million outstanding on the term loan and revolving credit facility in place at that time. The Partnership incurred debt placement fees of $2.6 million associated with this transaction.

In December 2003, the Partnership issued 0.2 million common units representing limited partner interests in the Partnership at a price of $50.00 per unit for total proceeds of $10.0 million. Associated with this offering, Magellan GP, LLC contributed $0.2 million to the Partnership to maintain its 2% general partnership interest. Of the proceeds received, $0.4 million was used to pay underwriting discounts and commissions. Legal, professional and other costs directly associated with this offering were approximately

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NOTES TO CONSOLIDATED BALANCE SHEETS—(Continued)

$0.1 million. The remaining cash proceeds of $9.7 million were used for general partnership purposes. Also, in December 2003, MMH sold 4.3 million common units of the Partnership. Magellan GP, LLC and the Partnership did not receive any of the proceeds from MMH’s sale of these units. Following this sale and the Partnership’s December 2003 equity issuance of 0.2 million units, MMH’s ownership interest in the Partnership was reduced from 55% to 39%.

In January 2004, the underwriters exercised their over-allotment option associated with the December 2003 equity offering and MMH sold an additional 0.7 million common units, which reduced their ownership interests in the Partnership from 39% to 36%. Magellan GP, LLC and the Partnership did not receive any of the proceeds from MMH’s sale of these units.

During May 2004, the Partnership executed a refinancing plan to improve its credit profile and increase its financial flexibility by removing all of the secured debt from its capital structure. This refinancing plan included the issuance of $250.0 million of senior notes, establishing a new revolving credit facility and the offering of 1.0 million common units representing limited partner interests in the Partnership. Both the senior notes and common units were issued on May 25, 2004. Associated with this offering, MMH sold 2.4 million limited partner common units of the Partnership. Magellan GP, LLC and the Partnership did not receive any of the proceeds from MMH’s sale of these units. MMH’s sale of these common units, combined with the Partnership’s equity offering, reduced MMH’s percentage ownership of the Partnership from 36% to 27%.

Total proceeds from the 1.0 million common unit equity offering at a price of $47.60 per unit were $47.6 million. Associated with this offering, Magellan GP, LLC contributed $1.0 million to the Partnership to maintain its 2% general partner interest. Of the proceeds received, $2.0 million was used to pay underwriting discounts and commissions. Legal, professional and other costs associated with the equity offering were approximately $0.2 million. Total proceeds from the note issuance were $249.5 million. Of these proceeds received, $1.8 million was used to pay underwriting discounts and commissions and $0.8 million of legal, professional and other fees. The Partnership used the net proceeds from May 2004 offerings of $293.3 million as follows:

•	repaid all of the outstanding $178.0 million principal amount of Series A senior notes (see Note 14 – Debt for a description of these notes) issued by Magellan Pipeline;

•	paid $12.7 million of prepayment premiums associated with the early repayment of the Magellan Pipeline Series A senior notes;

•	repaid the $90.0 million outstanding principal balance of the Partnership’s then existing term loan;

•	paid $1.9 million to Magellan Pipeline’s Series B noteholders (see Note 14 – Debt for a description of these notes) to release the collateral held by them and $0.8 million of associated legal costs;

•	paid $0.9 million of legal and professional fees associated with establishing a new revolving credit facility (see Note 14 – Debt for a description of this facility); and

•	partially replenished the cash used to fund recent acquisitions completed by the Partnership in 2003 and early 2004.

On October 1, 2004, the Partnership completed an acquisition of pipeline assets from Shell (see Note 6 – Acquisitions). The debt and equity offerings discussed below were completed as part of the financing requirements associated with that acquisition:

•	During August 2004, in anticipation of the acquisition of assets from Shell, the Partnership issued and sold 1.8 million common units of the Partnership. Total proceeds from the sale, at a price of $49.77 per unit, were $89.6 million. Associated with this offering, Magellan GP, LLC made a $1.8 million contribution to the Partnership to maintain its 2% general partner interest. Net proceeds after underwriter discounts of $3.8 million and offering expenses of approximately $0.5 million were of $87.1 million. The underwriters exercised their over-allotment option associated with this equity offering and sold an additional 0.3 million units. These over-allotment units were sold by MMH and neither Magellan GP, LLC nor the Partnership received any of the cash proceeds from that sale. As a result of this equity offering and sale of over-allotment units, MMH’s ownership interest in the Partnership, including its 2% ownership interest through Magellan GP, LLC, decreased from 27% to 25%;

•	On October 1, 2004 the Partnership borrowed $300.0 million under a short-term acquisition facility and $50.0 million under its revolving credit facility to help finance this acquisition. The Partnership incurred debt issuance costs of $0.1 million associated with the $300.0 million short-term acquisition facility;

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NOTES TO CONSOLIDATED BALANCE SHEETS—(Continued)

•	On October 4, 2004, the Partnership issued and sold 2.6 million common units representing limited partner interests in the Partnership. The units were sold at a price of $54.50 for total proceeds of $141.7 million. Associated with this offering, Magellan GP, LLC contributed $2.9 million to the Partnership to maintain its 2% general partner interest. Of the proceeds received, $6.0 million was used to pay underwriting discounts and commissions. Legal, professional and other costs associated with the equity offering were approximately $0.3 million. The Partnership used the net proceeds of $138.3 million to repay a portion of the amounts it borrowed under the short-term acquisition facility. The underwriters exercised their over-allotment option associated with the October 2004 offering and on November 1, 2004, the Partnership issued and sold an additional 0.4 million common units. Total proceeds from this sale were $21.3 million, of which the Partnership paid $0.9 million for underwriting discounts and commissions. Magellan GP, LLC made an additional $0.4 million contribution to maintain its 2% general partner interest. The net proceeds of $20.8 million from the over-allotment sale were used to replace cash the Partnership had used to pay for other investments. These equity issuances further reduced MMH’s ownership interest in the Partnership from 25% to 23%; and

•	On October 7, 2004 the Partnership issued $250.0 million of 5.7% senior notes. The notes were issued for the discounted price of $249.7 million. The net proceeds from this debt issuance, after underwriter discounts of $ 1.8 million and debt issuance fees of $0.3 million, were $247.6 million. The Partnership used these net proceeds to: (i) repay the remaining $161.7 million outstanding under the acquisition facility (the original $300.0 million borrowed less $138.3 million partial repayment from the October 4, 2004 equity offering discussed above) plus accrued interest costs of $0.2 million, and (ii) repay the $50.0 million amount previously borrowed under the revolver plus accrued interest costs of $0.1 million. The remaining proceeds of $35.6 million from this debt offering were used to replenish cash used in the asset acquisition from Shell.

6.	Acquisitions

The following acquisition has been accounted for as an acquisition of a business:

Petroleum Products Terminals

On January 29, 2004, the Partnership acquired ownership in 14 petroleum products terminals located in the southeastern United States. This acquisition was accounted for under the purchase method, and the assets acquired and liabilities assumed were recorded at their estimated fair market values as of the acquisition date. The Partnership paid $24.8 million for these facilities, incurred $0.6 million of closing costs and assumed $3.8 million of environmental liabilities. The Partnership previously owned a 79% interest in eight of these terminals and purchased the remaining ownership interest from Murphy Oil USA, Inc. In addition, the acquisition included sole ownership of six terminals that were previously jointly owned by Murphy Oil USA, Inc. and Colonial Pipeline Company. The allocation of the purchase price to assets acquired and liabilities assumed was as follows (in thousands):

Purchase price:
Cash paid, including transaction costs	$25,441
Environmental liabilities assumed	3,815

Total purchase price	$29,256

Allocation of purchase price:
Property, plant and equipment	$29,256

The following acquisitions have been accounted for as acquisitions of assets:

Petroleum Products Management Operation

In July 2003, the Partnership acquired certain rights to a petroleum products management operation from an affiliate of Williams for $10.1 million plus inventory costs of approximately $5.2 million. The $10.1 million acquisition costs were allocated to and are reported as other intangibles and are being amortized over a 105-month period. The operating results associated with this acquisition have been included with the petroleum products pipeline system segment from the acquisition date.

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NOTES TO CONSOLIDATED BALANCE SHEETS—(Continued)

Pipeline Asset Acquisition

On October 1, 2004, the Partnership acquired more than 2,000 miles of refined petroleum products pipeline system assets from Shell for approximately $487.4 million. In addition to the purchase price, we paid approximately $30.0 million for inventory related to a third-party supply agreement under which we received $14.0 million cash collateral, assumed approximately $29.6 million of existing liabilities and incurred approximately $6.3 million for transaction costs.

The assets the Partnership acquired from Shell have not been operated historically as a separate division or subsidiary. Shell operated these assets as part of its more extensive transportation and terminalling and crude oil and refined products operations. As a result, Shell did not maintain complete and separate financial statements for these assets as an independent business unit. The Partnership intends to make significant changes to the assets in the future, including construction of additional connections between the acquired assets and our existing infrastructure, which may result in significant operating differences and revenues generated. Additionally, differences in operating approach may result in the Partnership obtaining different revenues and results of operations than those historically achieved by Shell. For these reasons, this acquisition constituted an acquisition of assets, and not of a business.

The Partnership integrated the assets acquired from Shell into the operations of its petroleum products pipeline system utilizing its existing accounting, financial reporting and measurement and control systems. In order to facilitate this integration, the Partnership entered into a transition services agreement with Shell which terminated at the end of February 2005. The Partnership also entered into transportation, terminalling and supply agreements with third parties, including Shell, for the refined petroleum products pipelines, terminals and system storage facilities that the Partnership acquired. The Partnership charges applicable tariffs and fees for transportation and terminalling services with respect to these assets in order to generate revenues and cash for distribution to its unitholders.

Assumed Liabilities

In conjunction with the acquisition, the Partnership agreed under separate negotiations, to assume from Shell the third-party supply agreement mentioned above, the terms of which management believes will be at below-market rates on average over the life of the contract. The Partnership recognized the fair value of this supply agreement at closing, which resulted in an increase of $15.7 million in the recorded book value of the assets purchased from Shell, with an offsetting deferred liability.

In 2003, Shell entered into a consent decree with the United States Environmental Protection Agency (“EPA”) arising out of a June 1999 incident unrelated to the assets the Partnership acquired from Shell. In order to resolve Shell’s civil liability for the incident, Shell agreed to pay civil penalties and to comply with certain terms set out in the consent decree. These terms include requirements for testing and maintenance of a number of Shell’s pipelines, including two of the pipelines the Partnership acquired, the creation of a damage prevention program, submission to independent monitoring and various reporting requirements. The consent decree imposes penalties for non-compliance for a period of at least five years from the date of the consent decree. Under the Partnership’s purchase agreement with Shell, the Partnership agreed, at its own expense, to complete any remaining remediation work required under the consent decree with respect to the acquired pipelines. The Partnership recognized a liability of approximately $8.6 million associated with this agreement. Shell has agreed to retain responsibility under the consent decree for the ongoing independent monitoring obligations.

As part of the acquisition, Shell agreed to retain liabilities and expenses related to active environmental remediation projects, other than those relating to the consent decree discussed above. In addition, Shell agreed to indemnify the Partnership for certain environmental liabilities arising from pre-closing conditions so long as the Partnership provides notice of those conditions no later than October 1, 2006. Shell’s indemnification obligation is subject to a $0.3 million per-claim deductible and a $30.0 million aggregate cap.

The Partnership recorded approximately $1.9 million of environmental liabilities upon the closing of the acquisition related to its estimates for remediation sites that Shell did not consider to be currently active. The Partnership in the process of evaluating each of these sites and will adjust the environmental liabilities associated with these sites and its purchase price once the site assessments have been completed.

Upon closing of this acquisition, we were assessed a use tax liability of $1.1 million by the State of Oklahoma.

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NOTES TO CONSOLIDATED BALANCE SHEETS—(Continued)

Allocation of Purchase Price

The allocation of the purchase price of the assets acquired and liabilities assumed based on a recently completed appraisal of the assets acquired from Shell is as follows (in millions):

Purchase price:
Cash paid for pipeline systems	$487.4
Cash paid for inventory	30.0
Capitalized portion of transaction costs	6.3

Liabilities assumed:
Fair value of third-party supply agreement	15.7
Consent decree	8.6
Property tax liability	2.3
Environmental	1.9
Use tax liability	1.1

Total liabilities assumed	29.6

Total purchase price	$553.3

Allocation of purchase price:
Property, plant and equipment	$521.8
Inventory	30.0
Prepaid assets	1.5

Total purchase price	$553.3

The Partnership has recorded the cost of the assets, assumed liabilities, a portion of the transaction costs and the fair value adjustment of the assumed supply agreement as property, plant and equipment. The purchase price could change based on future events that are different from those assumed at the time of the acquisition.

Financing

The transactions completed to finance the assets acquired from Shell are discussed in detail in Note 5 – Debt and Equity Offerings of the Partnership.

Description of the Assets

The acquisition primarily included four refined products pipeline systems, comprising approximately 2,000 miles of pipelines that have been incorporated into our existing pipeline system. A brief description of each of these pipeline segments follows:

•	a segment that extends from East Houston to Frost, Texas, which is approximately 50 miles south of Dallas, Texas. From Frost the segment has a branch that extends west to Odessa and El Paso, Texas and a branch that extends to a connection with our existing pipeline system in Duncan, Oklahoma. We connected our existing Galena Park, Texas marine terminal to the East Houston facility through a pipeline connection during February 2005;

•	a segment that extends from Hearne, Texas to Dallas, Texas, with an idle portion that extends to Ft. Worth, Texas. The pipeline delivers product to our existing inland terminal in Dallas, Texas;

•	a segment that extends from El Dorado, Kansas to Aurora, Colorado with an extension into the Denver International Airport; and

•	a pipeline that originates at Glenpool, Oklahoma and extends to Cushing, Oklahoma and then on to El Dorado, Kansas.

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NOTES TO CONSOLIDATED BALANCE SHEETS—(Continued)

Other Assets

In addition to the four refined products pipeline systems described above, the Partnership also acquired a terminal in Oklahoma City, Oklahoma. Because the Partnership already owned a terminal in Oklahoma City, the Federal Trade Commission is requiring the Partnership to sell the terminal in Oklahoma City acquired from Shell. The Partnership believes this terminal is not material to the operation of the pipeline assets acquired from Shell. In connection with the Federal Trade Commission-imposed sale of this terminal, the Partnership was required to enter into an agreement with Shell whereby we agreed to pay Shell to operate the terminal until its sale.

Agreements with Shell

In connection with the Partnership’s acquisition of these refined petroleum products pipeline systems, the Partnership entered into three-year terminalling and transportation agreements and a five-year storage lease agreement with Shell for a combined minimum revenue commitment averaging approximately $28.1 million per year through September 30, 2007 and approximately $750,000 per year thereafter through September 30, 2009.

7.	Inventories

Inventories at December 31, 2003 and 2004 were as follows (in thousands):

	December 31,
	2003	2004
Refined petroleum products	$3,435	$28,694
Natural gas liquids	12,362	12,682
Additives	977	1,632
Other	508	389

Total inventories	$17,282	$43,397

The significant increase in refined petroleum products inventories is due to the inventory requirements associated with a supply agreement the Partnership assumed as part of our pipeline asset acquisition from Shell in October 2004 (see Note 6 – Acquisitions).

8.	Property, Plant and Equipment

Property, plant and equipment consists of the following (in thousands):

	December 31,		Estimated Depreciable Lives
	2003	2004
Construction work-in-progress	$14,657	$18,162
Land and right-of-way	35,033	50,994
Carrier property	1,059,739	1,425,468	6 - 59 years
Buildings	9,670	11,930	30 -56 years
Storage tanks	199,583	262,312	30 -40 years
Pipeline and station equipment	92,690	150,381	30 -69 years
Processing equipment	139,749	163,249	30 years
Other	36,368	43,450	3 - 30 years

Total	$1,587,489	$2,125,946

Carrier property is defined as pipeline assets regulated by the FERC. Other includes capitalized interest at December 31, 2003 and 2004 of $19.3 million and $19.2 million, respectively.

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NOTES TO CONSOLIDATED BALANCE SHEETS—(Continued)

9.	Equity Investments

Effective March 2, 2004, the Partnership acquired a 50% ownership in Osage Pipeline for $25.0 million. The remaining 50% interest is owned by NCRA. The 135-mile Osage pipeline transports crude oil from Cushing, Oklahoma to El Dorado, Kansas and has connections to the NCRA refinery in McPherson, Kansas and the Frontier refinery in El Dorado, Kansas. The Partnership’s agreement with NCRA calls for equal sharing of Osage Pipeline’s net income.

The Partnership uses the equity method of accounting for this investment. Summarized financial information for Osage Pipeline from the acquisition date (March 2, 2004) through December 31, 2004 is presented below (in thousands):

Revenues	$9 814
Net income	$4,310

The condensed balance sheet for Osage Pipeline as of December 31, 2004 is presented below (in thousands):

Current assets	$3,278
Noncurrent assets	$5,006
Current liabilities	$351
Members’ equity	$7,933

A summary of our equity investment in Osage Pipeline is as follows (in thousands):

Initial investment	$25 032
Earnings in equity investment:
Proportionate share of Osage earnings	2,155
Amortization of excess investment	(553)

Net earnings in equity investment	1,602
Cash distribution from Osage	(1,550)

Equity investment, December 31, 2004	$25,084

The Partnership’s investment in Osage Pipeline included an excess net investment amount of $21.7 million. Excess investment is the amount by which our initial investment exceeded the Partnership’s proportionate share of the book value of the net assets of the investment.

10.	Concentration of Risk

Any issues impacting the petroleum refining and marketing and anhydrous ammonia industries could impact Magellan GP, LLC’s overall exposure to credit risk.

The petroleum products pipeline system transports refined petroleum products for refiners and marketers in the petroleum industry. The major concentration of the system’s revenues is derived from activities conducted in the central United States. Sales to customers are generally unsecured and the financial condition and creditworthiness of customers are periodically evaluated. The Partnership has the ability with many of its pipeline and terminals contracts to sell stored customer products to recover unpaid receivable balances, if necessary. Issues impacting the petroleum refining and marketing and anhydrous ammonia industries could impact the Partnership’s overall exposure to credit risk.

To conduct the Partnership’s operations, MMH employs approximately 955 employees. MMH considers its employee relations to be good. The number of individuals employed by MMH increased by approximately 87 employees as a result of our acquisition of certain pipelines assets from Shell (see Note 6–Acquisitions). Employees at our Odessa and Tye, Texas facilities were formerly represented by a labor union, but on January 7, 2005 these employees voted to decertify the union.

The petroleum products pipeline system’s labor force of 506 employees is concentrated in the central United States. At December 31, 2004, approximately 42% of the employees were represented by the Paper, Allied-Industrial, Chemical & Energy Workers International Union and covered by collective bargaining agreements that extend through January 31, 2006. The petroleum products terminals operation’s labor force of 209 people is concentrated in the southeastern and Gulf Coast regions of the United States. At December 31, 2004, none of the terminal operations employees were represented by labor unions. However, on January 5,

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NOTES TO CONSOLIDATED BALANCE SHEETS—(Continued)

2005 the Teamsters Union filed a petition with the National Labor Relations Board seeking recognition as the exclusive collective bargaining representative for 25 employees at the Partnership’s New Haven, Connecticut terminal. A recognition election was held on February 11, 2005, and the employees voted to not be represented by the Teamsters Union. The Partnership’s ammonia pipeline is conducted through a third-party contractor and no MMH employees are assigned directly to those operations.

11.	Employee Benefit Plans

Even though Williams sold its interest in the Partnership to MMH on June 17, 2003, employees dedicated to or otherwise supporting the Partnership’s operations remained employees of Williams through December 31, 2003 and many participated in Williams sponsored employee benefit plans. For the period from June 18, 2003 through December 31, 2003, Williams charged the Partnership for the services of the employees in accordance with the TSA as defined under Services Agreement in Note 3 – Acquisition of the Partnership in June 2003.

Williams offered certain of these employees non-contributory defined-benefit plans that provided pension, retiree medical and life insurance benefits. Cash contributions to the plans were made by Williams and were not specifically identifiable to the dedicated employees’ participation. Employees dedicated to or otherwise supporting the Partnership’s operations also participated in a Williams defined-contribution plan. The plan provided for matching contributions within specified limits.

On January 1, 2004, MMH assumed sponsorship of the Union Pension Plan for certain hourly employees. Additionally, MMH began sponsorship of a pension plan for certain non-union employees and a post-retirement benefit plan for selected employees effective January 1, 2004. The annual measurement date for MMH’s plans is December 31; however, MMH used a January 1, 2004 measurement date for these plans for the measurement of its initial liability. The following table presents the changes in benefit obligations and plan assets for pension benefits and other postretirement benefit for the year ended December 31, 2004. The 2003 data presented in the table represents MMH’s initial benefit obligation and related plan assets which, on December 31, 2003, MMH had committed to assume from Williams. The table also presents a reconciliation of the funded status of these benefits to the amount recorded in the Consolidated Balance Sheets at December 31, 2003 and 2004 (in thousands):

	Pension Benefits		Other Postretirement Benefits
	2003	2004	2003	2004
Change in benefit obligation:
Benefit obligation at beginning of year		$26,294		$18,266
Service cost		3,647		324
Interest cost		1,707		682
Plan participants’ contributions		—		10
Actuarial loss		4,044		1,106
Other *		—		(7,357)
Benefits paid		(1.795)		(32)

Benefit obligation at end of year	$26,294	$33,897	$18,266	12,999
Change in plan assets:
Fair value of plan assets at beginning of year		19,453		—
Employer contributions		3,056		22
Plan participants’ contributions		—		10
Actual return on plan assets		1,432		—
Benefits paid		(1,795)		(32)

Fair value of plan assets at end of year	19,453	22,146	—	—

Funded status	(6,841)	(11,751)	(18,266)	(12,999)
Unrecognized net actuarial loss	—	4,249	—	1,106
Unrecognized prior service cost	3,106	2,798	8,293	783

Accrued benefit cost	$(3,735)	$(4,704)	$(9,973)	$(11,110)

Accumulated benefit obligation	$18,252	$23,441	N/A	N/A

MAGELLAN GP, LLC

NOTES TO CONSOLIDATED BALANCE SHEETS—(Continued)

*	Our postretirement medical plan pays eligible claims secondary to Medicare. As a result of the Prescription Drug Act of 2003, our prescription claims cost decreased which resulted in a decrease in the other postretirement benefit obligation described as “Other” in the table above.

The amounts included in the pension benefits in the above table combines MMH’s Union Pension Plan with its non-union pension plan. At December 31, 2004, the Union Pension Plan had an accumulated benefit obligation of $21.9 million, which exceeded the fair value of plan assets of $20.2 million.

The weighted-average assumptions utilized to determine benefit obligations as of December 31, 2003 and December 31, 2004 are as follows:

	Pension Benefits		Other Postretirement Benefits
	2003	2004	2003	2004
Discount rate	6.25%	5.75%	6.25%	5.75%
Rate of compensation increase	5.00%	5.00%	N/A	N/A

The non-pension postretirement benefit plans, which MMH sponsors, provide for retiree contributions and contain other cost-sharing features such as deductibles and coinsurance. The accounting for these plans anticipates future cost sharing that is consistent with the Partnership’s expressed intent to increase the retiree contribution rate generally in line with health care cost increases.

For benefits incurred by participants prior to age 65, the annual assumed rate of increase in the health care cost trend rate for 2005 is 7.1% and systematically decreases to 5% by 2008. The annual assumed rate of increase in the health care cost trend rate for post-65 benefits for 2005 is 10%, and systematically decreases to 5% by 2015. The health care cost trend rate assumption has a significant effect on the amounts reported. A 1.0% change in assumed health care cost trend rates would have the following effect (in thousands):

	Point Increase	Point Decrease
Change in post-retirement benefit obligation	$2,519	$2,003

MMH’s investment objectives for the assets within the pension plans are to obtain a balance between long-term growth of capital and generation of income to meet withdrawal requirements, while avoiding excessive risk. Defined diversification goals are set in order to reduce the risk of wide swings in the market value from year-to-year, or of incurring large losses that may result from concentrated positions. MMH’s tolerance for risk is analyzed based on the impact on the predictability of contribution requirements, probability of under funding, risk-adjusted returns, and investment return volatility. Funds are invested through the use of multiple investment managers. MMH’s target allocation percentages and the actual weighted-average asset allocation at December 31, 2004 are as follows:

	Actual	Target
Equity securities	65%	65%
Debt securities	31%	34%
Other	4%	1%

Benefits expected to be paid through December 31, 2014 are as follows (in thousands):

	Pension Benefits	Other Postretirement Benefits
2005	$825	$60
2006	833	159
2007	835	261
2008	895	371
2009	928	491
2010 through 2014	6,417	4,026

Estimated contributions to be paid in 2005 are $4.6 million and $0.1 million for the pension and other postretirement benefit plans, respectively.

MAGELLAN GP, LLC

NOTES TO CONSOLIDATED BALANCE SHEETS—(Continued)

12.	Related Party Transactions

Current and long-term affiliate accounts receivable are primarily associated with: (i) certain environmental liabilities indemnified by MMH at December 31, 2003 and 2004; and (ii) for reimbursements due the Partnership associated with G&A costs in excess of the expense limitation as agreed to between the Partnership, MMH and Williams and its affiliates. Accrued affiliate payroll and benefits are amounts due to affiliate companies for salary and wages, bonus and associated benefit costs for employees directly assigned to the Partnership. Affiliate pension and long-term retiree medical liabilities are associated with MMH liabilities for pension and retiree medical liabilities, which will be reimbursed by the Partnership.

Through June 17, 2003, transactions between the Partnership and Williams and its affiliates were recorded as affiliate transactions. Affiliate revenues during 2002 and 2003 primarily included pipeline and terminal storage revenues, ancillary service revenues for the Partnership’s marine facilities, fee income related to petroleum products asset management activities an certain software licensing fees. The following table provides the percentage of total revenues that the Partnership derived from various affiliate entities (amounts as percents):

	Year Ended December 31,
	2002	2003	2004
Williams 100%-Owned Affiliates:
Williams Energy Marketing & Trading	9.2	1.5	—
Williams Refining & Marketing	1.9	—	—
Williams Bio Energy	1.1	0.5	—
Midstream Marketing & Risk Management	0.4	0.1	—
Petroleum Services	0.6	0.6	—
Other	0.3	0.2	—

Total	13.5	2.9	—

In March 2004, the Partnership acquired a 50% ownership interest in Osage Pipeline. The Partnership operates the Osage pipeline and receives a fee for these services. During 2004 the Partnership received $0.5 million from Osage Pipeline for operating fees, which it reported as affiliate revenues. The Partnership also received $0.3 million from Osage for fees to transition accounting, billing and other administrative functions to us. These fees were recorded as other income, which is netted into operating expense in the Partnership’s results of operations.

MMH is partially owned by an affiliate of the Carlyle/Riverstone Global Energy and Power Fund II, L.P., (the “Carlyle/Riverstone Fund”). Two of the members of Magellan GP, LLC’s eight member board of directors are nominees of the Carlyle/Riverstone Fund. On January 25, 2005, the Carlyle/Riverstone Fund, through affiliates, acquired an interest in the general partner of SemGroup, L.P. (“SemGroup”) and limited partner interests in SemGroup. The Carlyle/Riverstone Fund’s total combined general and limited partner interest in SemGroup is approximately 30%. Three of the members of SemGroup’s general partner’s nine-member board of directors are nominees of the Carlyle/Riverstone Fund. The Partnership, through its affiliates, are parties to a number of transactions with SemGroup and its affiliates. These transactions include leasing storage tanks to and from SemGroup, buying and selling petroleum products from and to SemGroup and transporting petroleum products for SemGroup. The board of directors of Magellan GP, LLC has adopted a Board of Directors Conflict of Interest Policy and Procedures. In compliance with this policy, the Carlyle/Riverstone Fund has adopted procedures internally to assure that our proprietary and confidential information is protected from disclosure to SemGroup. As part of these procedures, the Carlyle/Riverstone Fund has agreed that no individual representing them will serve at the same time on Magellan GP, LLC’s board of directors and on SemGroup’s general partner’s board of directors.

Because the Partnership’s distributions have exceeded target levels as specified in the partnership agreement, Magellan GP, LLC receives increasing percentages of the Partnership’s distributions. Distributions to Magellan GP, LLC above the highest target level are at 50%. As the owner of Magellan GP, LLC, MMH indirectly benefits from these distributions. Through ownership of the Class B common units of MMH, which total 6% of the total ownership of MMH, certain executive officers of Magellan GP, LLC also indirectly benefit from these distributions. In 2004, distributions paid to Magellan GP, LLC totaled $16.7 million. In addition, during

MAGELLAN GP, LLC

NOTES TO CONSOLIDATED BALANCE SHEETS—(Continued)

2004, MMH received distributions totaling $28.7 million related to its common and subordinated units. Assuming the Partnership has sufficient available cash to continue to pay distributions on all of its outstanding units for four quarters at its current quarterly distribution level of $0.9125 per unit, Magellan GP, LLC would receive distributions of approximately $20.8 million in 2005 on its combined 2% general partner interest and incentive distributions. Additionally, MMH would receive $14.9 million on the distribution related to its common and subordinated units. In connection with the Partnership’s October 2004 acquisition of the pipeline assets from Shell, the partnership agreement was amended to reduce the incentive cash distributions to be paid to Magellan GP, LLC by $5.0 million for 2005. Absent this agreement, the total distribution and combined general partner interest and incentive distribution amounts noted above in 2005 would be $5.0 million higher.

In 2002 and for the period January 1, 2003 through June 17, 2003, Williams allocated both direct and indirect G&A expenses to Magellan GP, LLC. Direct expenses allocated by Williams were primarily salaries and benefits of employees and officers associated with the Partnership’s businesses. Indirect expenses included legal, accounting, treasury, engineering, information technology and other corporate services. Williams allocated these expenses to Magellan GP, LLC based on an agreed-upon expense limitation. On June 17, 2003, Williams’ ownership in the Partnership and Magellan GP, LLC was sold to MMH. As a result, the Partnership entered into a new services agreement with MMH pursuant to which MMH agreed to perform specified services required for the Partnership’s operations. Consequently, the Partnership’s G&A functions are now provided by MMH. The Partnership now reimburses Magellan GP, LLC who, in turn, reimburses MMH for those costs, subject to the limitations as defined in the New Omnibus Agreement (see Reimbursement of G&A Expense below). The additional G&A costs incurred but not reimbursed by Williams totaled $19.7 million in 2002 and $5.2 million for the period January 1, 2003 through June 17, 2003. The G&A costs allocated from Williams for the periods discussed above included a number of costs that were not specific to the Partnership’s businesses and therefore cannot be used as an estimate of the Partnership’s G&A costs during those periods. The additional G&A costs incurred but not reimbursed by MMH are discussed below under Reimbursement of G&A Expense. Additionally, in 2002 and for the period January 1, 2003 through June 17, 2003, Williams allocated operating expenses to Magellan GP, LLC. Expenses included all costs directly associated with the Partnership’s operations. From June 17, 2003 through December 31, 2003 operating expenses were allocated to Magellan GP, LLC from MMH.

Reimbursement of G&A Expense

Magellan GP, LLC pays MMH for direct and indirect G&A expenses it incurs on behalf of the Partnership. Magellan GP, LLC then charges the Partnership for these same costs. MMH reimburses Magellan GP, LLC for G&A expenses subject to the limitations and Magellan GP, LLC then reimburses the Partnership for these same amounts. The G&A expense limitations are described below:

•	The reimbursement obligation is subject to a lower cap amount, which is calculated as follows:

•	For the period June 18, 2003 through December 31, 2003, MMH reimbursed Magellan GP, LLC $6.0 million for G&A costs in excess of a lower cap amount of approximately $20.5 million, which represents an annual reimbursement amount of $37.9 million pro-rated for the period from June 18, 2003 through December 31, 2003;

•	For each succeeding fiscal year following 2004, the lower cap is adjusted by the greater of: (i) 7%, or (ii) the percentage increase in the Consumer Price Index—All Urban Consumers, U.S. City Average, Not Seasonally Adjusted. However, the reimbursement amount will also be adjusted for acquisitions, construction projects, capital improvements, replacements or expansions that the Partnership completes that are expected to increase the Partnership’s G&A costs. During 2004, MMH reimbursed Magellan GP, LLC $6.4 million for G&A costs in excess of the lower cap amount of $41.8 million;

•	Additionally, the expense reimbursement limitation excludes: (i) expenses associated with equity-based incentive compensation plan; (ii) implementation costs associated with changing the Partnership’s name and expenses and capital expenditures associated with transitioning the assets, operations and employees from Williams to MMH or the Partnership;

•	The reimbursement limitation is further subject to an upper cap amount. MMH is not required to reimburse Magellan GP, LLC for any G&A expenses that exceed this upper cap amount. The upper cap is calculated as follows:

•	For the period of June 18, 2003 through December 31, 2003, the upper cap was approximately $26.6 million, which represents an annual upper cap amount of $49.3 million pro-rated for the period from June 18, 2003 through December 31, 2003;

MAGELLAN GP, LLC

NOTES TO CONSOLIDATED BALANCE SHEETS—(Continued)

•	For each succeeding fiscal year after 2004, the upper cap is increased annually by the lesser of: (i) 2.5%, or (ii) the percentage increase in the Consumer Price Index—All Urban Consumers, U.S. City Average, Not Seasonally Adjusted. The upper cap is also adjusted for acquisitions, construction projects, capital improvements, replacements or expansions that the Partnership completes that are expected to increase its G&A costs. For 2004, the upper cap was adjusted to $51.5 million.

13.	Derivative Financial Instruments

The Partnership uses interest rate derivatives to help manage its interest rate risk. In conjunction with the Partnership’s existing and anticipated debt instruments, it has executed the following derivative transactions:

Hedges Against Interest Rate Increases on the Anticipated Refinancing of the Magellan Pipeline Notes

In February 2004, the Partnership entered into three separate interest rate swap agreements to hedge its exposure to changes in interest rates for a portion of the debt it anticipated refinancing related to Magellan Pipeline’s Series A and Series B senior notes (see Note 14 – Debt). The notional amounts of the swaps totaled $150.0 million. The 10-year period of the swap agreements was the assumed tenure of the replacement debt starting in October 2007. The average fixed rate on the swap agreements was 5.9%.

Hedges Against Interest Rate Increases on a Portion of the Notes Issued in May 2004

In April 2004, the Partnership entered into three agreements for treasury lock transactions to hedge its exposure against interest rate increases for a portion of the $250.0 million of 10-year notes it issued in connection with its May 2004 refinancing plan (see Note 5 – Debt and Equity Offerings for a discussion of our May 2004 refinancing plan). The notional amount of the agreements totaled $150.0 million and extended from 2004 to 2014 at a weighted average interest rate of 4.4%.

Impact of Unwinding the Above-Noted Hedges

During May 2004, the Partnership unwound the interest rate swap agreements described above and realized a gain of $3.2 million. The Partnership also unwound the treasury lock transactions described above in May 2004 and realized a gain of $2.9 million. Because the interest rate swap hedges were considered to be effective, all of the realized gain associated with the interest rate swaps was recorded to other comprehensive income and is being amortized over the 10-year life of the notes issued during May 2004. Because the combined notional amounts of the interest rate swap agreements and the treasury locks exceeded the total amount of debt issued, a portion of the treasury lock hedge was ineffective. As such, the portion of the realized gain associated with the ineffective portion of the treasury lock hedge, or $1.0 million, was recorded as a gain on derivative during May 2004. The remainder of the $1.9 million gain realized on the treasury lock hedge was recorded to other comprehensive income and is being amortized over the 10-year life of the notes issued during May 2004.

Fair Value Hedges on a Portion of the Magellan Pipeline Notes

During May 2004, the Partnership entered into four separate interest rate swap agreements to hedge against changes in the fair value of a portion of the Magellan Pipeline Series B senior notes. The Partnership has accounted for these interest rate hedges as fair value hedges. The notional amounts of the interest rate swap agreements total $250.0 million. Under the terms of the interest rate swap agreements, the Partnership receives 7.7% (the weighted-average interest rate of the Magellan Pipeline Series B senior notes) and pays LIBOR plus 3.4%. These hedges effectively convert $250.0 million of the Partnership’s fixed-rate debt to floating-rate debt. The interest rate swap agreements began on May 25, 2004 and expire on October 7, 2007, the maturity date of the Magellan Pipeline Series B senior notes. Payments settle in April and October each year with the LIBOR set in arrears. During each settlement period the Partnership will record the impact of this swap based on its best estimate of LIBOR. Any differences between actual LIBOR determined on the settlement date and the Partnership’s estimate of LIBOR will result in an adjustment to the Partnership’s interest expense. A 1.0% change in LIBOR would result in an annual adjustment to the Partnership’s interest expense associated with this hedge of $2.5 million. The fair value of the instruments associated with this hedge at December 31, 2004 was $2.7 million and was recorded to other noncurrent assets and long-term debt.

Hedges Against Interest Rate Increases on a Portion of the Senior Notes Issued in October 2004

In July 2004, the Partnership entered into two agreements for forward starting swaps to hedge its exposure to changes in interest rates for a portion of the $250.0 million of senior notes it anticipated issuing during October 2004 as partial financing for the

MAGELLAN GP, LLC

NOTES TO CONSOLIDATED BALANCE SHEETS—(Continued)

pipeline assets it acquired from Shell. The notional amounts of the agreements totaled $150.0 million. On October 7, 2004, the date the Partnership issued $250.0 million of debt due 2016, the Partnership unwound these hedges and realized a loss of $6.3 million. Because the hedges were considered to be effective, all of the realized loss associated with the hedges was recorded to other comprehensive income and is being amortized over the 12-year life of the notes issued in October 2004.

Fair Value Hedges on a Portion of the Senior Notes Issued in October 2004

In October 2004, the Partnership entered into an interest rate swap agreement to hedge against changes in the fair value of a portion of the $250.0 million of senior notes due 2016 which were issued in October 2004. The notional amount of this agreement is $100.0 million and effectively converts $100.0 million of the Partnership’s 5.65% fixed-rate senior notes issued in October 2004 to floating-rate debt. The agreement began on October 7, 2004 and terminates on October 15, 2016, which is the maturity date of the senior notes due 2016. Payments settle in April and October each year with LIBOR set in arrears. During each settlement period the Partnership will record the impact of this swap based on its best estimate of LIBOR. Any differences between actual LIBOR determined on the settlement date and the Partnership’s estimate of LIBOR will result in an adjustment to the Partnership’s interest expense. A 1.0% change in LIBOR would result in an annual adjustment to the Partnership’s interest expense of $1.0 million associated with this hedge. The fair value of this hedge at December 31, 2004 was $0.8 million and was recorded to other noncurrent assets and long-term debt.

14.	Debt

Debt for Magellan GP, LLC was as follows (in thousands):

	December 31,
	2003	2004
August 2003 term loan and revolving credit facility:
Long-term portion	$89,100	$—
Current portion	900	—

Total August 2003 term loan and revolving credit facility	90,000	—
Magellan Pipeline Notes	490,917	312,476
6.45% Notes due 2014	—	250,292
5.65% Notes due 2016	—	249,702

Total debt	$580,917	$812,470

Maturities of long-term debt outstanding as of December 31, 2004, are as follows: $15.1 million—2005; $14.3 million—2006; $272.6 million—2007; $0—2008 and 2009; and $500.0 million thereafter. Maturities do not agree with schedule above due to fair value adjustments made in June 2003 associated with the acquisition of Magellan GP, LLC and the Partnership, adjustments associated with fair value hedges and discounts incurred on our issuances during 2004.

5.65% Notes due 2016

On October 7, 2004, the Partnership issued $250.0 million of senior notes due 2016. The notes were issued for the discounted price of 99.9%, or $249.7 million. Including the impact of hedges associated with these notes (see Note 13 – Derivative Financial Instruments), the effective interest rate of these notes during 2004 was 5.1%. Interest is payable semi-annually in arrears on April 15 and October 15 of each year, commencing on April 15, 2005. The discount on the notes is being accreted over the life of the notes.

6.45% Notes due 2014

On May 25, 2004, the Partnership sold $250.0 million aggregate principal of 6.45% notes due June 1, 2014 in an underwritten public offering. The notes were issued for the discounted price of 99.8%, or $249.5 million. Including the impact of the amortization of the realized gains on the interest hedges associated with these notes (see Note 13 – Derivative Financial Instruments), the effective interest rate of these notes during 2004 was 6.3%. Interest is payable semi-annually in arrears on June 1 and December 1 of each year, beginning December 1, 2004. The discount on the notes is being accreted over the life of the notes.

The indenture under which the 5.6% and 6.45% notes were issued does not limit the Partnership’s ability to incur additional unsecured debt. The indenture contains covenants limiting, among other things, our ability to incur indebtedness secured by certain liens, engage in certain sale-leaseback transactions, and consolidate, merge or dispose of all or substantially all of the Partnership’s assets. The Partnership is in compliance with all of these covenants.

MAGELLAN GP, LLC

NOTES TO CONSOLIDATED BALANCE SHEETS—(Continued)

May 2004 Revolving Credit Facility

In connection with the Partnership’s May 2004 refinancing, it entered into a five-year $125.0 million revolving credit facility with a syndicate of banks. In September 2004, the Partnership increased the facility to $175.0 million. As of December 31, 2004, $1.1 million of the facility was being used for letters of credit with no other amounts outstanding. Borrowings under this revolving credit facility are unsecured and bear interest at LIBOR plus a spread ranging from 0.6% to 1.5%.

The revolving credit facility requires the Partnership to maintain specified ratios of: (i) consolidated debt to earnings before interest, taxes and depreciation and amortization (“EBITDA”) of no greater than 4.50 to 1.00; and (ii) consolidated EBITDA to interest expense of at least 2.50 to 1.00. In addition, the revolving credit facility contains covenants that limit the Partnership’s ability to, among other things, incur additional indebtedness or modify its other debt instruments, encumber our assets, make debt or equity investments, make loans or advances, engage in certain transactions with affiliates, engage in sale and leaseback transactions, merge, consolidate, liquidate or dissolve, sell or lease all or substantially all of its assets and change the nature of its business. The Partnership is in compliance with these covenants.

Magellan Pipeline Notes

During October 2002, Magellan Pipeline entered into a private placement debt agreement with a group of financial institutions for $178.0 million of floating rate Series A Senior Secured Notes and $302.0 million of fixed rate Series B Senior Secured Notes. Both notes were secured with the Partnership’s membership interest in and assets of Magellan Pipeline until the Partnership’s refinancing plan was executed in May 2004 (see Note 5 – Debt and Equity Offerings). As part of that refinancing, the $178.0 million outstanding balance of the floating rate Series A Senior Secured Notes was repaid. In addition, the fixed rate Series B noteholders released the collateral which secured those notes except for cash deposited in an escrow account in anticipation of semi-annual interest payments on the Magellan Pipeline notes. The maturity date of the Series B notes is October 7, 2007; however, the Partnership will be required on each of October 7, 2005 and October 7, 2006, to repay 5.0% of the principal amount outstanding on those dates. The outstanding principal amount of the Series B notes at December 30, 2004 was $302.0 million; however, the recorded amount was increased by $2.7 million for the change in the fair value of the debt from May 25, 2004 through December 31, 2004 in connection with the associated fair value hedge (see Note 13 – Derivative Financial Instruments) and $7.8 million for the fair value adjustment that was made at the time the step-up in basis was recognized when the Partnership was acquired in June 2003, net of associated amortization. The interest rate of the Series B notes is fixed at 7.7%. However, including the impact of the associated fair value hedge, which effectively swaps $250.0 million of the fixed-rate Series B notes to floating-rate debt (see Note 13 – Derivative Financial Instruments), the weighted-average interest rate for the Series B notes was 6.9% for the twelve months ended December 31, 2004, respectively. The weighted-average interest rate for the Series A and Series B notes combined (including the impact of the associated hedge) for the twelve months ended December 31, 2004 was 6.5%.

Deposits for interest due the lenders are made to a cash escrow account and were reflected as restricted cash on Magellan GP, LLC’s consolidated balance sheets of $8.2 million and $5.8 million at December 31, 2003 and 2004, respectively.

The note purchase agreement, as amended in connection with the Partnership’s May 2004 refinancing, requires Magellan Pipeline to maintain specified ratios of: (i) consolidated debt to EBITDA of no greater than 3.50 to 1.00, and (ii) consolidated EBITDA to interest expense of at least 3.25 to 1.00. It also requires the Partnership to maintain specified ratios of: (i) consolidated debt to EBITDA of no greater than 4.50 to 1.00, and (ii) consolidated EBITDA to interest expense of at least 2.50 to 1.00. In addition, the note purchase agreement contains additional covenants that limit Magellan Pipeline’s ability to incur additional indebtedness, encumber its assets, make debt or equity investments, make loans or advances, engage in certain transactions with affiliates, merge, consolidate, liquidate or dissolve, sell or lease a material portion of its assets, engage in sale and leaseback transactions and change the nature of its business. The Partnership is in compliance with these covenants.

August 2003 Term Loan and Revolving Credit Facility

In August 2003, the Partnership entered into a credit agreement with a syndicate of banks. This facility was comprised of a $90.0 million term loan and an $85.0 million revolving credit facility. Indebtedness under the term loan incurred interest at LIBOR plus a margin of 2.0%, while indebtedness under the revolving credit facility incurred interest at LIBOR plus a margin of 1.8%. In May 2004, the Partnership repaid the $90.0 million outstanding term loan and this facility was replaced with the revolving credit agreement described above.

MAGELLAN GP, LLC

NOTES TO CONSOLIDATED BALANCE SHEETS—(Continued)

15.	Leases

Leases—Lessee

The Partnership leases land, office buildings, tanks and terminal equipment at various locations to conduct its business operations. Several of the agreements provide for negotiated renewal options and cancellation penalties, some of which include the requirement to remove the Partnership’s pipeline from the property for non-performance. Future minimum annual rentals under non-cancelable operating leases as of December 31, 2004, are as follows (in thousands):

2005	$2,623
2006	2,711
2007	2,652
2008	2,024
2009	1,413
Thereafter	12,113

Total	$23,536

Leases—Lessor

The Partnership has ten capacity leases with remaining terms of from one to 12 years that we account for as operating-type leases. All of the agreements provide for negotiated extensions. Future minimum lease payments receivable under operating-type leasing arrangements as of December 31, 2004, are as follows (in thousands):

2005	$9,210
2006	8,337
2007	7,791
2008	7,636
2009	6,724
Thereafter	16,641

Total	$56,339

On December 31, 2001, the Partnership purchased an 8.5-mile, 8-inch natural gas liquids pipeline in northeastern Illinois from Aux Sable Liquid Products L.P. (“Aux Sable”) for $8.9 million. The Partnership then entered into a long-term lease arrangement under which Aux Sable is the sole lessee of these assets. The Partnership has accounted for this transaction as a direct financing lease. The lease expires in December 2016 and has a purchase option after the first year. Aux Sable has the right to re-acquire the pipeline at the end of the lease for a de minimis amount.

Future minimum lease payments receivable under direct-financing-type leasing arrangements as of December 31, 2004, were $1.4 million in 2005, $1.3 million in 2006, $1.3 million in 2007, $1.3 million in 2008, $1.3 million in 2009 and $8.8 million cumulatively for all periods after 2009. The net investment under direct financing leasing arrangements as of December 31, 2003 and 2004, were as follows (in thousands):

	December 31,
	2003	2004
Total minimum lease payments receivable	$17,699	$15,351
Less: Unearned income	8,469	7,245

Recorded net investment in direct financing leases	$9,230	$8,106

MAGELLAN GP, LLC

NOTES TO CONSOLIDATED BALANCE SHEETS—(Continued)

The net investment in direct financing leases were classified in Magellan GP, LLC’s Consolidated Balance Sheet as follows (in thousands):

	December 31,
	2003	2004
Classification of direct financing leases:
Current accounts receivable	$378	$423
Current deferred revenue	(225)	—
Noncurrent accounts receivable	9,077	7,683

Total	$9,230	$8,106

16.	Long-Term Incentive Plan

In February 2001, Magellan GP, LLC adopted the Williams Energy Partners’ Long-Term Incentive Plan, which was amended and restated on February 3, 2003, on July 22, 2003, and on February 3, 2004, for employees who perform services for the Partnership and directors of Magellan GP, LLC. The Long-Term Incentive Plan consists of two components: phantom units and unit options. The Long-Term Incentive Plan permits the grant of awards covering an aggregate of 700,000 common units. The Compensation Committee of Magellan GP, LLC’s Board of Directors administers the Long-Term Incentive Plan.

In April 2001, Magellan GP, LLC granted 64,200 phantom units pursuant to the Long-Term Incentive Plan. With the change in control of Magellan GP, LLC in June 2003, these awards vested at their maximum award level, resulting in 128,400 unit awards.

During 2002, Magellan GP, LLC granted 22,650 phantom units pursuant to the Long-Term Incentive Plan. With the change in control of Magellan GP, LLC in June 2003, these awards vested at their maximum award level, resulting in 45,300 unit awards.

In February 2003, Magellan GP, LLC granted 52,825 phantom units pursuant to the Long-Term Incentive Plan. The actual number of units that will be awarded under this grant are based on certain performance metrics, which the Partnership determined at the end of 2003, and a personal performance component that will be determined at the end of 2005, with vesting to occur at that time. These units are subject to forfeiture if employment is terminated prior to the vesting date. These awards do not have an early vesting feature except under certain circumstances. During 2003, the Partnership increased the associated accrual to an expected payout of 95,271 units with further adjustments to the expected unit payouts during 2004 for employee terminations and retirements. The value of the 92,989 phantom unit awards being accrued for at December 31, 2004, was $5.5 million.

Following the change in control of Magellan GP, LLC in June 2003 from Williams to MMH, the board of directors of Magellan GP, LLC made the following grants to certain employees who became dedicated to providing services to the Partnership:

•	In October 2003, Magellan GP, LLC granted 10,640 phantom units pursuant to the Long-Term Incentive Plan. Of these awards, 4,850 units vested on December 31, 2003, 470 units vested on July 31, 2004 and 4,850 units on December 31, 2004. The remaining 470 units will vest on July 31, 2005. There are no performance metrics associated with these awards and the payouts cannot exceed the face amount of the units awarded. These units are subject to forfeiture if employment is terminated prior to the vesting date. These awards do not have an early vesting feature except under certain circumstances. The value of the 470 unvested awards at December 31, 2004 was less than $0.1 million.

•	On January 2, 2004, Magellan GP, LLC granted 10,856 phantom units pursuant to the Long-Term Incentive Plan. Of these awards, 5,433 units vested on July 31, 2004 and 5,423 units will vest on July 31, 2005. There are no performance metrics associated with these awards and the payouts cannot exceed the face amount of the units awarded. These units are subject to forfeiture if employment is terminated prior to the vesting date. These awards do not have an early vesting feature except under certain circumstances. The value of the 5,423 unvested awards at December 31, 2004 was $0.3 million.

In February 2004, Magellan GP, LLC granted 79,512 phantom units pursuant to the Long-Term Incentive Plan. The actual number of units that will be awarded under this grant are based on the attainment of short-term and long-term performance metrics. The number of phantom units that could ultimately be issued under this award range from zero units up to a total of 159,024 units; however, the awards are also subject to personal and other performance components which could increase or decrease the number of units to be paid out by as much as 40%. The units will vest at the end of 2006. These units are subject to forfeiture if employment is terminated prior to the vesting date. These awards do not have an early vesting feature except under certain circumstances. During 2004 we increased our estimate of the number of units that will be awarded under this grant to 144,813 based on the attainment of the

MAGELLAN GP, LLC

NOTES TO CONSOLIDATED BALANCE SHEETS—(Continued)

short-term performance metrics and the probability of attaining higher-than-standard on the long-term performance metrics. The value of the 144,813 unit awards on December 31, 2004 was $8.5 million.

17.	Commitments and Contingencies

Prior to May 27, 2004, the Partnership had three separate indemnification agreements with Williams. These three agreements are described below:

IPO Indemnity Agreement - Williams and certain of its affiliates indemnified the Partnership for covered environmental losses up to $15.0 million related to assets operated by the Partnership at the time of our initial public offering date (February 9, 2001) that became known by August 9, 2004 and that exceed amounts recovered or recoverable under our contractual indemnities from third persons or under any applicable insurance policies. This indemnity is referred to as the “IPO Indemnity”. Covered environmental losses included those non-contingent terminal and ammonia system environmental losses, costs, damages and expenses suffered or incurred by the Partnership arising from correction of violations or performance of remediation required by environmental laws in effect at February 9, 2001, due to events and conditions associated with the operation of the assets and occurring before February 9, 2001. In addition, Williams and certain of its affiliates indemnified the Partnership for right-of-way defects or failures in the ammonia pipeline easements for 15 years after February 9, 2001. Williams and certain of its affiliates also indemnified the Partnership for right-of-way defects or failures associated with the marine terminals at Galena Park and Corpus Christi, Texas and Marrero, Louisiana for 15 years after February 9, 2001.

Magellan Pipeline Indemnity Agreement - In conjunction with the acquisition of Magellan Pipeline in April 2002, Williams agreed to indemnify the Partnership for any breaches of representations or warranties, environmental liabilities and failures to comply with environmental laws. Williams’ liability under this indemnity was capped at $125.0 million. This indemnity is referred to as the “Magellan Pipeline Indemnity”. In addition to environmental liabilities, this indemnity included matters relating to employees and employee benefits and real property, including asset titles. Also, this indemnity provided that the Partnership was indemnified for an unlimited amount of losses and damages related to tax liabilities. The environmental liability indemnity included any losses and damages related to environmental liabilities caused by events that occurred prior to the acquisition. Covered environmental losses include those losses arising from the correction of violations of, or performance of remediation required by, environmental laws in effect at April 11,2002.

Acquisition Indemnity Agreement - In addition to these two agreements, the purchase and sale agreement (“June 2003 Agreement”) entered into in connection with MMH’s acquisition of Williams’ partnership interest in the Partnership provided the Partnership with two additional indemnities related to environmental liabilities, which are collectively referred to as the “Acquisition Indemnity”.

First, MMH assumed Williams’ obligations to indemnify us for $21.9 million of known environmental liabilities.

Second, in the June 2003 Agreement, Williams agreed to indemnify the Partnership for certain environmental liabilities arising prior to June 17, 2003 related to all of the Partnership’s facilities to the extent not already indemnified under the IPO Indemnity and Magellan Pipeline Indemnity agreements described above. This additional indemnification included those liabilities related to the petroleum products terminals and the ammonia pipeline system arising after the initial public offering (February 9, 2001) through June 17, 2003 and those liabilities related to Magellan Pipeline arising after the Partnership’s acquisition of it on April 11, 2002 through June 17, 2003. This indemnification covers environmental as well as other liabilities.

Indemnification Settlement - In May 2004, Magellan GP, LLC entered into an agreement with Williams under which Williams agreed to pay the Partnership $117.5 million to release Williams from the environmental indemnifications and certain other indemnifications described under the IPO Indemnity, Magellan Pipeline Indemnity and Acquisition Indemnity agreements described above. The Partnership received $35.0 million from Williams on July 1, 2004 and expects to receive installment payments from Williams of $27.5 million, $20.0 million and $35.0 million on July 1, 2005, 2006 and 2007, respectively. In conjunction with this transaction:

•	The Partnership received a $2.1 million from Williams during June 2004 in settlement of certain amounts previously billed by the Partnership to Williams for environmental matters. Following this payment, the Partnership’s receivable balance with Williams for environmental matters was $45.1 million;

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NOTES TO CONSOLIDATED BALANCE SHEETS—(Continued)

•	Magellan GP, LLC recorded $61.8 million as a receivable from Williams with an offsetting reduction of its June 2003 purchase price of the Partnership. The $61.8 million amount represented the difference between the discounted value of the future cash proceeds to be received from Williams ($106.9 million) less the amount of previously recognized environmental receivables from Williams ($45.1 million); and

•	The difference between the undiscounted amounts to be received from Williams and the discounted value of those future cash payments is $10.6 million. Magellan GP, LLC will recognize this $10.6 million as interest income and an increase to its receivable with Williams over the period from May 25, 2004 and the final payment date of July 1, 2007.

While the settlement agreement releases Williams from its environmental and certain other indemnifications, certain indemnifications remain in effect. These remaining indemnifications cover:

•	Issues involving employee and employee benefits matters,

•	Issues involving rights of way, easements and real property, including asset titles, and

•	Unlimited losses and damages related to tax liabilities.

Environmental Liabilities - Estimated liabilities for environmental costs were $25.1 million and $59.5 million at December 31, 2003 and 2004, respectively. These estimates are provided on an undiscounted basis and have been classified as current or non-current based on management’s estimates regarding the timing of actual payments. Management estimates that expenditures associated with these environmental remediation liabilities will be paid over the next ten years.

Environmental Receivables - As part of its negotiations with Williams for the June 2003 acquisition of Williams’ interest in the Partnership, MMH assumed Williams’ obligations for $21.9 million of environmental liabilities and the Partnership recorded a receivable from MMH for this amount. To the extent the environmental and other Williams indemnity claims against MMH are less than $21.9 million, MMH will pay to Williams the remaining difference between $21.9 million and the indemnity claims paid by MMH. Environmental receivables from MMH at December 31, 2003 and 2004 were $19.0 million and $11.5 million, respectively. Environmental receivables from insurance carriers were $3.1 million and $7.4 million at December 31, 2003 and 2004, respectively. The Partnership invoices MMH and third-party insurance companies for reimbursement as environmental remediation work is performed. Receivables from Williams or its affiliates associated with indemnified environmental costs or the environmental indemnification settlement were $7.8 million and $74.8 million at December 31, 2003 and 2004, respectively.

Other Indemnifications - In conjunction with the 1999 acquisition of the Gulf Coast marine terminals from Amerada Hess Corporation (“Hess”), Hess represented that it had disclosed to the Partnership all suits, actions, claims, arbitrations, administrative, governmental investigation or other legal proceedings pending or threatened, against or related to the assets we acquired, which arise under environmental law. The Partnership’s agreement with Hess provided that in the event that any pre-acquisition releases of hazardous substances at the Corpus Christi and Galena Park, Texas and Marrero, Louisiana marine terminal facilities were unknown at closing but subsequently identified by the Partnership prior to July 30, 2004, the Partnership would be liable for the first $2.5 million of environmental liabilities, Hess would be liable for the next $12.5 million of losses and the Partnership would assume responsibility for any losses in excess of $15.0 million. Also, Hess agreed to indemnify the Partnership through July 30, 2014 against all known and required environmental remediation costs at the Corpus Christi and Galena Park, Texas marine terminal facilities from any matters related to pre-acquisition actions. Hess has further indemnified the Partnership for certain pre-acquisition fines and claims that may be imposed or asserted against the Partnership under certain environmental laws. The Partnership has filed claims with Hess associated with their indemnifications to the Partnership totaling $1.9 million. The Partnership’s claims stated that remediation expenditures beyond the Partnership’s initial $1.9 million claim may be necessary and that the Partnership’s claims would be increased for any expenditures required beyond this amount. We are currently in the process of negotiating a settlement of these claims with Hess.

EPA Issue - In July 2001, the EPA, pursuant to Section 308 of the Clean Water Act (the “Act”) served an information request to Williams based on a preliminary determination that Williams may have systematic problems with petroleum discharges from pipeline operations. That inquiry primarily focused on Magellan Pipeline. The response to the EPA’s information request was submitted during November 2001. In March 2004, the Partnership received an additional information request from the EPA and notice from the U.S. Department of Justice (“DOJ”) that the EPA had requested the DOJ to initiate a lawsuit alleging violations of Section 311 (b) of the Act in regards to 32 releases. The DOJ stated that the maximum statutory penalty for the releases was in excess of $22.0 million, which assumes that all releases are violations of the Act and that the EPA would impose the maximum penalty. The EPA further indicated that some of those spills may have also violated the Spill Prevention Control and Countermeasure requirements of

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NOTES TO CONSOLIDATED BALANCE SHEETS—(Continued)

Section 311(j) of the Act and that additional penalties may be assessed. In addition, the Partnership may incur additional costs associated with these spills if the EPA were to successfully seek and obtain injunctive relief. The Partnership has verbally agreed to a response schedule for the 32 releases and has submitted a response in accordance to that schedule. The Partnership has met with the EPA and the DOJ and anticipates negotiating a final settlement with both agencies by the end of 2005. The Partnership has evaluated this issue and has accrued an amount based on its best estimates that is less than $22.0 million. This liability was covered under the environmental indemnification settlement with Williams in May 2004.

Shawnee, Kansas Spill - During the fourth quarter of 2003, the Partnership experienced a line break and product spill on its petroleum products pipeline near Shawnee, Kansas. As of December 31, 2004, the Partnership estimated the total costs associated with this spill to be $10.1 million. The Partnership has spent $8.4 million on remediation at this site, leaving a remaining liability on Magellan GP, LLC’s balance sheet at December 31, 2004 of $1.7 million. At December 31, 2004, the Partnership had recorded a receivable from its insurance carrier of $7.4 million related to this spill.

Other – The Partnership is a party to various other claims, legal actions and complaints arising in the ordinary course of business. In the opinion of management, the ultimate resolution of all claims, legal actions and complaints after consideration of amounts accrued, insurance coverage or other indemnification arrangements will not have a material adverse effect upon Magellan GP, LLC’s financial position

18.	Fair Value of Financial Instruments

We used the following methods and assumptions in estimating our fair value disclosure for financial instruments:

Cash and cash equivalents and restricted cash: The carrying amounts reported in the balance sheets approximate fair value due to the short-term maturity of these instruments.

Marketable securities: The carrying amounts reported in the balance sheets approximate fair value due to the variable rate of these securities.

Long-term affiliate receivables: Fair value is determined by discounting estimated cash flows at our incremental borrowing rates.

Long-term receivables: Generally, fair value is determined by discounting estimated future cash flows by the rates inherent in the long-term instruments plus/minus the change in the risk-free rate since inception of the instrument.

Long-term debt: For 2003, the carrying amount of our variable-rate debt approximates fair value. For 2003, the fair value of our fixed-rate debt was determined by discounting estimated future cash flows using our incremental borrowing rate. For 2004, the fair value of traded notes was based on the prices of those notes at December 31, 2004. The fair value of our private placement debt was determined by discounting estimated future cash flows using our incremental borrowing rate.

Interest rate swaps: Fair value is determined based on forward market prices and approximates the net gains and losses that would have been realized if the contracts had been out at year-end.

The following table reflects the carrying amounts and fair values of our financial instruments as of December 31, 2003 and 2004 (in thousands):

	December 31, 2003		December 31, 2004
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Cash and cash equivalents	$111,357	$111,357	$29,833	$29,833
Restricted cash	8,223	8,223	5,847	5,847
Marketable securities	—	—	87,802	87,802
Long-term affiliate receivables	12,402	9,716	—	—
Long-term receivables	8,867	7,910	56,063	56,231
Long-term debt	580,917	577,510	809,011	844,042
Interest rate swaps	—	—	3,459	3,459

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NOTES TO CONSOLIDATED BALANCE SHEETS—(Continued)

19.	Distributions

Distributions paid the Partnership during 2003 and 2004 (in thousands, except per unit amounts):

Date Cash Distribution Paid	Per Unit Cash Distribution Amount	Common Units	Subordinated Units	Class B Common Units	General Partner	Total Cash Distribution
02/14/03	$0.7250	$9,918	$4,118	$5,677	$1,321	$21,034
05/15/03	0.7500	10,260	4,260	5,873	1,548	21,941
08/14/03	0.7800	10,670	4,430	6,108	1,820	23,028
11/14/03	0.8100	11,081	4,601	6,343	2,499	24,524

Total	$3.0650	$41,929	$17,409	$24,001	$7,188	$90,527

02/13/04	$0.8300	$18,020	$4,714	$—	$3,066	$25,800
05/14/04	0.8500	19,661	3,621	—	3,613	26,895
08/13/04	0.8700	20,994	3,706	—	4,313	29,013
11/12/04	0.8900	25,739	3,791		5,705	35,235

Total	$3.4400	$84,414	$15,832	$—	$16,697	$116,943

On February 14, 2005, the Partnership paid cash distributions of $0.9125 per unit on its outstanding common and subordinated units to unitholders of record at the close of business on February 7, 2005. The total distribution, including distributions paid to Magellan GP, LLC, was $35.5 million. In connection with the October 2004 acquisition of Shell pipeline assets, the partnership agreement was amended to reduce the incentive cash distribution paid to Magellan GP, LLC by $5.0 million for 2005. Accordingly, the Partnership reduced the cash distribution paid to Magellan GP, LLC on February 14, 2005, by $1.25 million.

20.	Owners’ Equity

Owners’ equity was comprised of the following interests in the Partnership (in thousands):

	December 31,
	2003	2004
General partner interest held by Magellan GP, LLC	$25,933	$22,173
Common units held by affiliates	179,128	59,753
Subordinated units held by affiliates	135,085	101,222

Ending balance	$340,146	$183,148

Of the Partnership’s 13,679,694 common units outstanding at December 31, 2002, the public held 12,600,000 with the remaining 1,079,694 held by affiliates of Magellan GP, LLC. All of the Partnership’s 5,679,694 subordinated units and 7,830,924 Class B common units are held by affiliates of Magellan GP, LLC.

In December 2003, all 7,830,924 of the Partnership’s class B common units were converted to an equal number of common units. Also during December 2003, MMH sold 4,300,000 common units to the public and the Partnership issued and sold 200,000 common units to the public. At December 31, 2003, the Partnership had 21,710,618 common units outstanding, of which 17,100,000 were held by the public, with the remaining 4,610,618 units held by affiliates of Magellan GP, LLC. All of the Partnership’s 5,679,694 subordinated units outstanding at December 31, 2003, were held by affiliates of Magellan GP, LLC.

Equity transactions during 2004 were as follows (see Note 5 – Debt and Equity Issuances of the Partnership for further details):

•	In January 2004, the underwriters exercised their over-allotment associated with the December 2003 equity offering and MMH sold an additional 675,000 common units to the public;

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NOTES TO CONSOLIDATED BALANCE SHEETS—(Continued)

•	With the declaration and payment of the cash distributions in February 2004, 25% of the Partnership’s subordinated units, or 1,419,923 units, converted to common units. Magellan’s partnership agreement provides for the conversion because quarterly distributions have equaled or exceeded the Partnership’s $0,525 per unit minimum quarterly distribution for three consecutive years;

•	During May 2004, the Partnership issued 1.0 million common units as part of a refinancing plan. Associated with this offering, MMH sold 2.0 million common units to the public;

•	In June 2004, the underwriters exercised their over-allotment option associated with the May 2004 equity offering and MMH sold an additional 350,000 common units to the public;

•	In August 2004, in anticipation of the acquisition of the pipeline assets from Shell, the Partnership issued and sold 1.8 million common units. The underwriters exercised their over-allotment option associated with this offering and MMH sold an additional 270,000 common unit to the public;

•	In October 2004, also as part of the financing of the pipeline assets acquired from Shell, the Partnership issued and sold 2.6 million common units; and

•	In November 2004, the underwriters exercised their over-allotment option associated with the October 2004 equity offering and the Partnership sold an additional 390,000 common units.

At December 31, 2004, the Partnership had 28,920,541 common units outstanding, of which 26,185,000 were held by the public and 2,735,541 held by affiliates of Magellan GP, LLC. All of the Partnership’s 4,259,771 subordinated units were held by affiliates of Magellan GP, LLC.

Subsequent to December 31, 2004, the following equity transactions have occurred:

•	MMH sold 2,735,541 common units of the Partnership in January 2005 and 225,144 common units of the Partnership in February 2005, previously held for investment in privately-negotiated transactions; and

•	With the declaration and payment of the cash distributions in February 2005, 1,419,923 of the Partnership’s subordinated units converted to common units. Magellan’s partnership agreement provides for the conversion because quarterly distributions have equaled or exceeded the Partnership’s $0.525 per unit minimum quarterly distribution for three consecutive years.

During the remaining subordination period, Magellan GP, LLC can issue up to 2,839,847 additional common units without obtaining unitholder approval. In December 2003, 200,000 units were issued to the public, which reduced the number of additional common units that can be issued without unitholder approval to 2,639,847. Additionally, in May 2004 the Partnership issued 1.0 million units to the public, of which 219,000 were applicable to previous investments with the remaining 781,000 units used to complete our refinancing plan. The units used for the refinancing plan reduced the number of additional common units Magellan GP, LLC can issue without unitholder approval to 1,858,847. Magellan GP, LLC can issue an unlimited number of common units as follows:

•	upon conversion of the subordinated units;

•	under employee benefit plans;

•	upon conversion of Magellan GP, LLC’s interest and incentive distribution rights as a result of a withdrawal of Magellan GP, LLC as general partner;

•	in the event of a combination or subdivision of common units;

•	in connection with an acquisition or a capital improvement that increases cash flow from operations per unit on a pro forma basis; or

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NOTES TO CONSOLIDATED BALANCE SHEETS—(Continued)

•	if the proceeds of the issuance are used exclusively to repay up to $40.0 million of our indebtedness.

The subordination period will end when the Partnership meets certain financial tests provided for in the partnership agreement but it generally cannot end before December 31, 2005.

The limited partners holding common units of the Partnership have the following rights, among others:

•	right to receive distributions of the Partnership’s available cash within 45 days after the end of each quarter;

•	right to elect the board members of Magellan GP, LLC;

•	right to remove Magellan GP, LLC as the general partner upon a 66.7% majority vote of outstanding unitholders;

•	right to transfer common unit ownership to substitute limited partners;

•	right to receive an annual report, containing audited financial statements and a report on those financial statements by our independent public accountants within 120 days after the close of the fiscal year end;

•	right to receive information reasonably required for tax reporting purposes within 90 days after the close of the calendar year;

•	right to vote according to the limited partners’ percentage interest in the Partnership on any meeting that may be called by Magellan GP, LLC; and

•	right to inspect our books and records at the unitholders’ own expense.

Net income is allocated to Magellan GP, LLC and limited partners based on their proportionate share of cash distributions for the period. Cash distributions to Magellan GP, LLC and limited partners are made based on the following table:

	Percentage of Distributions
Quarterly Distribution Amount (per unit)	Limited Partners	General Partner
Up to $0.578	98	2
Above $0.578 up to $0.656	85	15
Above $0.656 up to $0.788	75	25
Above $0.788	50	50

In the event of a liquidation, all property and cash in excess of that required to discharge all liabilities will be distributed to the partners in proportion to the positive balances in their respective tax-basis capital accounts.

21.	Subsequent Events

On January 4, 2005, MMH sold 2,735,541 common units representing limited partner interests in the Partnership in a privately negotiated transaction. Also during February, MMH sold an additional 225,144 common units representing limited partner interests in us in another privately negotiated transaction. Following these sales, MMH’s ownership interest in the Partnership, including MMH’s general partner interest, decreased from 23% to 14%.

On February 8, 2005, one day after the Partnership’s quarterly cash distribution record date, 1,419,923 of the subordinated units owned by MMH converted to common units as provided in the Partnership’s partnership agreement.

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NOTES TO CONSOLIDATED BALANCE SHEETS—(Continued)

On February 14, 2005, the Partnership paid cash distributions of $0.9125 per unit on our outstanding common and subordinated units to unitholders of record at the close of business on February 8, 2005. The total distribution, including distributions paid to Magellan GP, LLC on its equivalent units, was $35.5 million. In connection with the October 2004 acquisition of pipeline assets from Shell, the Partnership’s partnership agreement was amended to reduce the incentive cash distribution paid to Magellan GP, LLC by $5.0 million for 2005. Accordingly, the Partnership reduced the cash distribution paid to Magellan GP, LLC on February 14, 2005, by $1.25 million.

In February 2005, Magellan GP, LLC granted 79,970 phantom units pursuant to the Long-Term Incentive Plan.